Exhibit 99.2
MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL POSITION
TO THE SHAREHOLDERS OF ENERFLEX LTD.
The
accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Management is responsible for the accuracy, integrity, and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in the consolidated financial statements.
To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on

of Management’s Discussion and Analysis.
The Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management, as well as with the external auditors, Ernst & Young LLP, to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.
The consolidated financial statements have been audited independently by Ernst & Young LLP on behalf of the shareholders in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements.

/s/ Marc E. Rossiter Marc E. Rossiter President, Chief Executive Officer, and Director March 1, 2023	/s/ Sanjay Bishnoi Sanjay Bishnoi Senior Vice President, Chief Financial Officer

Enerflex Ltd. | 2022 Annual Report	F-1

Ernst & Young LLP 2200, 215 2nd St SW Calgary, AB T2P 1M4	Tel: +1 403 206 5000 Fax: +1 403 290 4265 ey.com/ca
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Enerflex Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Enerflex Ltd. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, cash flows and changes in equity for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F-2	2022 Annual Report

Ernst & Young LLP 2200, 215 2nd St SW Calgary, AB T2P 1M4	Tel: +1 403 206 5000 Fax: +1 403 290 4265 ey.com/ca

Acquisition of Exterran Corporation

Description of the Matter
During 2022, the Company completed its acquisition of Exterran Corporation (“Exterran”) for total purchase consideration of $222.6 million, as disclosed in note 3c, 5 and 7 to the consolidated financial statements. The preliminary purchase price allocation includes goodwill of $139.4 million and customer relationship intangible assets of $50.9 million at the acquisition date. The acquisition was accounted for under the acquisition method of accounting. The assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value, and the values are subject to change based on the finalization of the fair values of the assets acquired and liabilities assumed.

Auditing the Company’s preliminary allocation of purchase price for its acquisition of Exterran was determined to be a critical audit matter as it involved significant estimation uncertainty and judgement in evaluating the inputs and assumptions used in determining the fair value of the customer relationship intangible assets as at the date of acquisition. The significant estimation was primarily due to a high degree of management judgement in determining key assumptions that include revenue growth rates, customer attrition rates, operating margins and discount rates. Changes to these assumptions could have a significant impact on the fair value of the customer relationship intangible assets.

How We Addressed the Matter in Our Audit
To test the fair value of the Company’s acquired customer relationship intangible assets, our audit procedures included, among others, with assistance of our valuation specialists, evaluating the appropriateness of the Company’s valuation methodology and significant assumptions used. We evaluated the reasonableness of significant assumptions and estimates used by management, including revenue growth rates, customer attrition rates and operating margins by considering the past performance of the acquired business, comparing projections to historical performance and to available external data. In addition, we performed sensitivity analyses on significant assumptions to evaluate the changes in the fair value of the acquired customer relationship intangible assets that would result from changes in the assumptions.

Evaluation of goodwill impairment

Description of the Matter
At December 31, 2022, the Company’s goodwill was $679.4 million. As disclosed in notes 3f, 5, 15 and 35 to the consolidated financial statements, for the purposes of its impairment assessment, goodwill is allocated to cash generating units, which the Company has determined to be its operating segments. Goodwill is tested for impairment annually, or at any time an indicator of impairment exists. During the year ended December 31, 2022, the Company performed its impairment tests which resulted in the Company recording $48 million of goodwill impairment allocated to its Canada operating segment. No impairment was recorded in the other operating segments. Subsequent to the acquisition of Exterran on October 13, 2022, the Company reorganized its reporting structure and changed the composition of its operating segments. The Company then reassigned goodwill to the new operating segments using a relative fair value allocation.

Enerflex Ltd. | 2022 Annual Report	F-3

Ernst & Young LLP 2200, 215 2nd St SW Calgary, AB T2P 1M4	Tel: +1 403 206 5000 Fax: +1 403 290 4265 ey.com/ca

Auditing the recoverable amounts in the Company’s goodwill impairment tests and the relative fair value used to reassign goodwill was determined to be a critical audit matter as it involved significant estimation uncertainty and judgement primarily due to the sensitivity of the respective operating segments’ estimated recoverable amounts and relative fair values to underlying significant assumptions. Significant assumptions included cash flow projections, discount rates, revenue growth rate, operating margins and terminal growth rate, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit
To test the estimated recoverable amounts of the Company’s operating segments and the relative fair values used to reassign goodwill, our audit procedures included, among others, assessing management’s methodologies and testing the significant assumptions discussed above and the completeness and accuracy of underlying data used by the Company in its analysis. We involved our valuation specialists to assess the Company’s impairment model, valuation methodology applied, and certain significant assumptions, including the discount rate and terminal growth rate. We compared commodity price forecasts used in management’s estimated bookings calculation to external industry outlook data. We also assessed the historical accuracy of management’s estimates and performed sensitivity analyses on significant assumptions to evaluate the changes in the recoverable amounts of the operating segments that would result from changes in the assumptions.

Measurement of revenue recognized from the supply of engineered systems

Description of the Matter
For the year ended December 31, 2022, the Company recognized $953.1 million of revenue from the supply of engineered systems. As described in notes 3q, 5 and 24 to the consolidated financial statements, revenues from the supply of engineered systems typically involve engineering, design, manufacture, installation and start-up
of equipment recognized on a
percentage-of-completion
basis proportionate to the costs incurred in the construction of the project.

Auditing the Company’s measurement of the revenue recognized related to engineered systems projects where the Company had not fulfilled all performance obligations of the contract’s scope of work at December 31, 2022 was determined to be a critical audit matter as it involved especially subjective auditor judgement because the percentage-of-completion
accounting related to these projects involves subjective management assumptions about estimates of the expected margin to be earned and the estimated remaining costs to complete for each project.

How We Addressed the Matter in Our Audit
To test the estimate of the measurement of revenue recognized based on the percentage of completion accounting, we performed audit procedures that included, among others, evaluating a sample of contractual arrangements, including pricing and billing terms, change orders and terms and conditions impacting revenue recognition, if any. For a sample of projects, we obtained an understanding of the projects’ performance throughout the year and at year-end
through inquiries with project managers from the contract project team. We evaluated the reasonableness of management’s assumptions

F-4	2022 Annual Report

Ernst & Young LLP 2200, 215 2nd St SW Calgary, AB T2P 1M4	Tel: +1 403 206 5000 Fax: +1 403 290 4265 ey.com/ca

for estimated costs to complete by comparing the key inputs in the initial budget to actual costs incurred, and assessing trends based on our knowledge of similar projects. We evaluated the reasonableness of management’s historical assumptions of estimated costs to complete by comparing previous cost estimation forecasts to actual results.

/s/ Ernst & Young LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2010.
Calgary, Canada
March 1, 2023

Enerflex Ltd. | 2022 Annual Report	F-5

CONSOLIDATED
FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ Canadian thousands)	December 31, 2022	December 31, 2021

Assets

Current assets

Cash and cash equivalents	$253,776	$172,758

Accounts receivable (Note 8)	456,578	212,206

Contract assets (Note 8)	186,259	82,760

Inventories (Note 9)	369,298	172,687

Work-in-progress related to finance leases (Note 9)	41,986	36,169

Current portion of finance leases receivable (Note 12)	60,020	15,248

Income taxes receivable (Note 21)	5,460	3,732

Derivative financial instruments (Note 29)	901	294

Prepayments	71,772	13,853

Total current assets	1,446,050	709,707

Property, plant and equipment (Note 10)	152,505	96,414

Energy infrastructure assets (Note 10)	1,250,338	610,328

Contract assets (Note 8)	223,179	-

Lease right-of-use assets (Note 11)	78,372	49,887

Finance leases receivable (Note 12)	234,484	88,110

Deferred tax assets (Note 21)	19,435	9,293

Other assets (Note 13)	83,076	51,315

Intangible assets (Note 14)	102,773	10,118

Goodwill (Note 15)	679,377	566,270

Total assets	$4,269,589	$2,191,442

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable and accrued liabilities (Note 16)	$627,149	$240,747

Provisions (Note 17)	18,826	6,636

Income taxes payable (Note 21)	78,697	9,318

Deferred revenues (Note 18)	366,085	84,614

Current portion of long-term debt (Note 19)	27,088	-

Current portion of lease liabilities (Note 20)	20,125	13,906

Derivative financial instruments (Note 29)	977	180

Total current liabilities	1,138,947	355,401

Deferred revenues (Note 18)	33,435	-

Long-term debt (Note 19)	1,363,237	331,422

Lease liabilities (Note 20)	72,908	43,108

Deferred tax liabilities (Note 21)	96,397	91,972

Other liabilities	21,757	15,785

Total liabilities	$2,726,681	$837,688

Shareholders’ equity

Share capital (Note 22)	$589,827	$375,524

Contributed surplus (Note 23)	660,072	658,615

Retained earnings	164,200	274,962

Accumulated other comprehensive income	128,809	44,653

Total shareholders’ equity	1,542,908	1,353,754

Total liabilities and shareholders’ equity	$4,269,589	$2,191,442
See accompanying Notes to the consolidated financial statements, including guarantees, commitments, and contingencies (Note 32).

F-6	Consolidated Financial Statements | 2022 Annual Report

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,

($ Canadian thousands, except per share amounts)	2022	2021

Revenue (Note 24)	$1,777,798	$960,156

Cost of goods sold	1,455,082	757,934

Gross margin	322,716	202,222

Selling and administrative expenses (Note 7)	320,444	147,931

Operating income	2,272	54,291

Gain on disposal of property, plant and equipment (Note 10)	199	135

Equity earnings from associates and joint ventures	4,719	671

Impairment of goodwill (Note 15)	(48,000)	-

Earnings (loss) before finance costs and income taxes	(40,810)	55,097

Net finance costs (Note 27)	38,923	16,995

Earnings (loss) before income taxes	(79,733)	38,102

Income taxes (Note 22)	21,210	56,557

Net loss	$(100,943)	$(18,455)

Loss per share – basic (Note 28)	$(1.04)	$(0.21)

Loss per share – diluted (Note 28)	$(1.04)	$(0.21)

Weighted average number of shares – basic	97,045,917	89,678,845

Weighted average number of shares – diluted	97,045,917	89,678,845
See accompanying Notes to the consolidated financial statements.

Enerflex Ltd. | 2022 Annual Report	F-7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,

($ Canadian thousands)	2022	2021

Net loss	$(100,943)	$(18,455)

Other comprehensive income (loss):

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Change in fair value of derivatives designated as cash flow hedges, net of income tax recovery	360	247

Loss on derivatives designated as cash flow hedges transferred to net loss, net of income tax expense	(389)	(167)

Unrealized gain on translation of foreign-denominated debt	11,779	232

Unrealized gain (loss) on translation of financial statements of foreign operations	72,406	(18,958)

Other comprehensive income (loss)	$84,156	$(18,646)

Total comprehensive loss	$(16,787)	$(37,101)
See accompanying Notes to the consolidated financial statements.

F-8	Consolidated Financial Statements | 2022 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,

($ Canadian thousands)	2022	2021

Operating Activities

Net loss	$(100,943)	$(18,455)

Items not requiring cash and cash equivalents:

Depreciation and amortization	128,287	87,622

Equity earnings from associates and joint ventures	(4,719)	(671)

Deferred income taxes (Note 21)	3,265	43,422

Share-based compensation expense (Note 25)	16,162	12,937

Gain on disposal of property, plant and equipment (Note 10)	(199)	(135)

Impairment on property, plant and equipment and energy infrastructure assets (Note 10)	1,233	537

Impairment of goodwill (Note 15)	48,000	-

	91,086	125,257

Net change in working capital and other (Note 31)	(71,318)	82,937

Cash provided by operating activities	$19,768	$208,194

Investing Activities

Net cash acquired from Acquisition (Note 7)	$133,218	$-

Additions to:

Property, plant and equipment (Note 10)	(8,043)	(5,154)

Energy infrastructure assets (Note 10)	(107,797)	(52,187)

Proceeds on disposal of:

Property, plant and equipment (Note 10)	416	220

Energy infrastructure assets (Note 10)	15,907	4,670

Investment in associates and joint ventures	(5,950)	(130)

Dividends received from associates and joint ventures	3,094	-

Net change in accounts payable related to the addition of property, plant and equipment, and energy infrastructure assets	12,403	3,720

Cash provided by (used in) investing activities	$43,248	$(48,861)

Financing Activities

Net proceeds from the Revolving Credit Facility (Note 19)	464,624	-

Issuance of the Notes (Note 19)	797,629	-

Issuance of the Term Loan (Note 19)	207,062	-

Repayment of assumed debt on Acquisition (Note 7)	(1,022,112)	-

Repayment of the Notes (Note 19)	(285,722)	(40,000)

Repayment of the Bank Facility (Note 19)	(31,213)	(53,891)

Net proceeds from (repayment of) the Asset-Based Facility (Note 19)	(39,295)	36,916

Lease liability principal repayment (Note 20)	(15,758)	(14,215)

Dividends	(8,969)	(7,171)

Stock option exercises (Note 22)	260	-

Deferred transaction costs	(54,652)	(2,095)

Cash provided by (used in) financing activities	$11,854	$(80,456)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	6,148	$(1,795)

Increase in cash and cash equivalents	81,018	77,082

Cash and cash equivalents, beginning of period	172,758	95,676

Cash and cash equivalents, end of period	$253,776	$172,758
See accompanying Notes to the consolidated financial statements.

Enerflex Ltd. | 2022 Annual Report	F-9

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ Canadian thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Accumulated other comprehensive income	Total

At January 1, 2021	$375,524	$656,832	$301,040	$63,270	$29	$63,299	$1,396,695

Net loss	-	-	(18,455)	-	-	-	(18,455)

Other comprehensive loss	-	-	-	(18,726)	80	(18,646)	(18,646)

Effect of stock option plans	-	1,783	-	-	-	-	1,783

Dividends	-	-	(7,623)	-	-	-	(7,623)

At December 31, 2021	$375,524	$658,615	$274,962	$44,544	$109	$44,653	$1,353,754

Net loss	-	-	(100,943)	-	-	-	(100,943)

Other comprehensive income	-	-	-	84,185	(29)	84,156	84,156

Common shares issued (Note 7 and 22)	213,942	-	-	-	-	-	213,942

Effect of stock option plans	361	1,457	-	-	-	-	1,818

Dividends	-	-	(9,819)	-	-	-	(9,819)

At December 31, 2022	$589,827	$660,072	$164,200	$128,729	$80	$128,809	$1,542,908
See accompanying Notes to the consolidated financial statements.

F-10	Consolidated Financial Statements | 2022 Annual Report

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands of Canadian dollars, except per share amounts or as otherwise noted.)
NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY
Enerflex Ltd. (“Enerflex” or “the Company”) delivers energy infrastructure and energy transition solutions to natural gas markets. The Company’s vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and produced water solutions, spanning all phases of a project’s lifecycle, from front-end
engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon
solutions, including carbon capture utilization and storage, electrification, renewable natural gas, and hydrogen solutions, and works closely with its customers to help facilitate global decarbonization efforts.
Headquartered in Calgary, Alberta, Canada, Enerflex’s registered office is located at 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada. Enerflex has approximately 5,000 employees worldwide. Enerflex, its subsidiaries, interests in associates and joint operations, operate in almost 100 locations in: Canada, the United States of America (“USA”), Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, United Arab Emirates (“UAE”), Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand. Enerflex operates four business segments and reports in three business segments: Canada and USA, which combine into the North America (“NAM”) reporting segment, Latin America (“LATAM”) which includes our operations in Mexico and South America, and Eastern Hemisphere (“EH”) which includes the Company’s international operations from Europe, Africa, the Middle East, Australia and Asia.
The following table represents material subsidiaries of the Company as at December 31, 2022:

Name	Jurisdiction of Incorporation	Ownership	Operating Segment

Enerflex Ltd.	Canada	Public Shareholders	North America

Enerflex International Holdings Ltd.	Barbados	100.0 percent	Eastern Hemisphere

Enerflex Energy Systems Inc.	Delaware, USA	100.0 percent	North America

Enerflex US Holdings Inc. 1	Delaware, USA	100.0 percent	North America

Exterran Energy Solutions, LP	Delaware, USA	100.0 percent	North America

Enerflex Energy Systems (Australia) PTY Ltd.	Australia	100.0 percent	Eastern Hemisphere

Enerflex Middle East LLC	Oman	70.0 percent 2	Eastern Hemisphere

Enerflex Middle East WLL 3	Bahrain	100.0 percent	Eastern Hemisphere

Enerflex Holding Company NL B.V.	Netherlands	100.0 percent	Eastern Hemisphere

Exterran Middle East LLC	Oman	100.0 percent	Eastern Hemisphere
1
Formerly named Exterran Corporation.
2
Enerflex indirectly owns 100.0 percent of Enerflex Middle East LLC.
3
Formerly named Enerflex Middle East SPC.

Enerflex Ltd. | 2022 Annual R eport	F-11

NOTE 2. BASIS OF PRESENTATION

(a)	Statement of Compliance
These consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors (the “Board”) on March 1, 2023. Certain prior year amounts have been reclassified to conform with the current period’s presentation.

(b)	Basis of Measurement
The Financial Statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in Note 3. The accounting policies described in Note 3 and Note 4 have been applied consistently to all periods presented in these Financial Statements. Standards and guidelines issued but not yet effective for the current accounting period are described in Note 6.

(c)	Functional Currency and Presentation Currency
These Financial Statements are presented in Canadian dollars, which is the Company’s presentation currency. Transactions of the Company’s individual entities are recorded in their own functional currency based on the primary economic environment in which it operates.

(d)	Use of Estimates and Judgment
The timely preparation of these Financial Statements requires that Management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the Financial Statements are described in Note 5.

(e)	Basis of Consolidation
These Financial Statements include the accounts of the Company and its subsidiaries. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. All intra-group balances, income and expenses, and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

F-12	Notes to the Consolidated Financial Statements | 2022 Annual Report

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Investments in Associates and Joint Ventures
Investments in associates and joint ventures are accounted for under the equity method. Under this method, the investment is carried on the consolidated statements of financial position at cost plus post-acquisition changes in the Company’s share of net assets of the associate or joint venture. The significant associates and joint ventures held by the Company are as follows:

•	45 percent interest in Roska DBO Inc. (“Roska DBO”).

•	65 percent interest in a joint venture in Brazil.
The consolidated statements of earnings reflect the Company’s share of the results of operations of associates and joint ventures. Unrealized gains and losses resulting from transactions between the Company and associates are eliminated to the extent of the interest in the associate or joint venture.
The Company’s share of profits from associates and joint ventures is shown on the face of the consolidated statements of earnings. This is the profit attributable to equity holders of the associates and joint venture partners and, therefore, is profit after tax and non-controlling
interests in the subsidiaries of the associates and joint ventures.

(b)	Foreign Currency Translation
In the accounts of individual subsidiaries, transactions in currencies other than the individual subsidiaries’ functional currency are recorded at the prevailing rate of exchange at the date of the transaction. At year-end,
monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at that date.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
Non-monetary
assets and liabilities measured at fair value in a foreign currency are translated using the rates of exchange at the date the fair value was determined.
The assets and liabilities on the statements of financial position of foreign subsidiaries are translated into Canadian dollars at the rates of exchange prevailing at the reporting date. The statements of earnings of foreign subsidiaries are translated at average exchange rates for the reporting period. Exchange differences arising on the translation of net assets are taken to accumulated other comprehensive income.
All foreign exchange gains and losses are taken to the consolidated statements of earnings with the exception of exchange differences arising on monetary assets and liabilities that form part of the Company’s net investment in subsidiaries. These are taken directly to other comprehensive income until the disposal of the foreign subsidiary at which time the unrealized gain or loss is recognized in the consolidated statements of earnings.
On the disposal of a foreign subsidiary, accumulated exchange differences are recognized in the consolidated statements of earnings as a component of the gain or loss on disposal.

(c)	Business Combinations
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the date of the acquisition. Acquisition costs incurred are expensed and included in selling and administrative expenses, except for those associated with the issuance of debt, which are included in the initial carrying amount of the liability. Results of operations of businesses acquired are included in the Company’s consolidated financial statements from the date of acquisition.
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed.

Enerflex Ltd. | 2022 Annual Report	F-13

(d)	Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises the purchase price or construction cost and any costs directly attributable to making the asset capable of operating as intended. Depreciation is provided using the straight-line method over the estimated useful lives of the various classes of assets and commences when the assets are ready for intended use.

Asset Class	Estimated Useful Life Range

Buildings	5 to 20 years

Equipment	2 to 20 years
Major renewals and improvements are capitalized when they are expected to provide future economic benefit. When significant components of property, plant and equipment are required to be replaced at intervals, the Company derecognizes the replaced part, and recognizes the new part with its own associated useful life and depreciation. No depreciation is charged on land or assets under construction. Repairs and maintenance costs are charged to operations as incurred.
T
he carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of property, plant and equipment is included in the consolidated statements of earnings when the item is derecognized.
Each asset’s estimated useful life, residual value, and method of depreciation ar
e reviewed and adjusted, if appropriate, at each year end, or when factors and circumstances suggest a different useful life for the asset.

(e)	Energy Infrastructure Assets
Energy infrastructure assets are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are generally between five and 20 years.
When the Company is responsible for major maintenance and overhauls, the actual overhaul cost is capitalized and depreciated over the estimated useful life of the overhaul, generally between two and five years. Repairs and maintenance costs are charged to operations as incurred.
Each asset’s estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year-end,
or when factors and circumstances suggest a different useful life for the asset.

(f)	Goodwill
Goodwill arising on an acquisition of a business is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Goodwill allocated to a group of cash-generating units (“CGUs”) is reviewed for impairment annually, or when there is an indication that
a r
elated group of CGUs may be impaired. Impairment is determined by assessing the recoverable amount of the group of CGUs to which the goodwill relates. Where the recoverable amount of the group of CGUs is less than the carrying amount of the CGUs and related goodwill, an impairment loss is recognized in the consolidated statements of earnings. Impairment losses on goodwill are not reversed.

F-14	Notes to the Consolidated Financial Statements | 2022 Annual Report

(g)	Intangible Assets
Intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with a finite life are amortized on a straight-line basis over Management’s best estimate of their expected useful lives. The amortization charge is included in selling and administrative expenses in the consolidated statements of earnings. The expected useful lives and amortization method are reviewed on an annual basis with any change in the useful life or pattern of consumption adjusted at year end. Intangible assets are tested for impairment whenever there is an indication that the asset may be impaired.
Acquired identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Customer relationships, software, and other intangible assets have an estimated useful life range of three to 12 years.

(h)	Impairment of Non-Financial Assets (excluding Goodwill)
At least annually, the Company reviews the carrying amounts of its tangible and intangible assets with finite lives to assess whether there is an indication that those assets may be impaired. If any such indication exists, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use.
In assessing its
value-in-use,
the estimated future cash flows attributable to the asset are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. A corresponding impairment loss is recognized in the consolidated statements of earnings.
Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Any impairment reversal is recognized in the consolidated statements of earnings.

(i)	Inventories
Inventories are valued at the lower of cost and net realizable value. Serialized inventory is determined on a first-in,
first-out
basis.
Non-serialized
inventory is determined based on a weighted average cost.
Cost of equipment, repair and distribution parts, and direct materials, include purchase costs and costs incurred in bringing each product to its present location and condition.
Cost of
work-in-progress
includes cost of direct materials, labour, and an allocation of overheads, based on normal operating capacity. Costs of work-in-progress
related to finance leases pertain to the construction of projects that will be accounted for as finance leases. Once the project is completed and enters service the costs will be reclassified to cost of goods sold.
Cost of inventories includes the transfer from accumulated other comprehensive income of gains and losses on qualifying cash flow hedges in respect of the purchase of inventory.
Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices. Inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

Enerflex Ltd. | 2022 Annual Report	F-15

(j)	Trade Receivables
Trade receivables are recognized and carried at original invoice amount less an allowance for any amounts estimated to be uncollectible. The Company calculates an expected credit loss based on historical experience of bad debts and specific provisions created when there is objective evidence that the collection of the full amount of a receivable is no longer probable under the terms of the original invoice. The amount of this allowance represents Management’s best estimate of expected credit losses. Trade receivables are derecognized when they are assessed as uncollectible.

(k)	Cash
Cash includes cash and cash equivalents, which are defined as highly liquid investments with original maturities of three months or less.

(l)	Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(m)	Onerous Contracts
A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(n)	Employee Future Benefits
The Company sponsors various defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. Regular contributions are made by the Company to the employees’ individual accounts, which are administered by a plan trustee, in accordance with the plan document. The actual cost of providing benefits through defined contribution pension and the 401(k) matched savings plans is charged to earnings in the period in respect of which contributions become payable.

(o)	Share-Based Payments
Equity-Settled Share-Based Payments
The Company offers a Stock Option Plan to key employees, measured at the fair value of the equity instrument at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 25.
The fair value of equity-settled share-based payments is expensed over a five-year vesting period with a corresponding increase in equity. Stock options have a seven-year expiry and are exercisable at the designated common share price, which is determined by the average of the market price of the Company’s shares on the five days preceding the date of the grant. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.
Cash-Settled Share-Based Payments
The Company offers Deferred Share Unit (“DSU”), Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”), and Cash Performance Target (“CPT”) plans to certain employees. The Company also offers the DSU plan to non-employee
directors. For each cash-settled share-based payment plan, a liability is recognized at the fair value of the liability. At the end of each report ing
period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings.

F-16	Notes to the Consolidated Financial Statements | 2022 Annual Report

The Company also offers a Phantom Share Entitlement (“PSE”) plan to certain employees of affiliates located in Australia and the UAE. PSEs are measured at the fair value of the equity instrument at the grant date and expensed over a five-year vesting period and expire on the seventh anniversary. The exercise price of each PSE equals the average of the market price of the Company’s shares on the five days preceding the date of the grant. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

(p)	Leases
Company as a Lessee
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	The contract involves the use of an identified asset, either explicitly or implicitly, and whether the supplier has a substantive substitution right for the asset;

•	The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period; and

•	The Company has the right to direct the use of the identified asset.
The Company determines if a contractual arrangement is a lease at the inception of the contract term. The Company has identified leases for the following asset types: land and buildings (including manufacturing facilities, office space, and rental accommodations) and equipment (including vehicles, office equipment, and shop equipment). The Company recognizes a right-of-use
asset and a lease liability to reflect the benefit the Company obtains from the underlying asset in the lease and the requirement to pay the amounts included in the lease contract, respectively.
The
right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to decommission the underlying asset, less any lease incentives received. The right-of-use
asset is subsequently depreciated using the straight-line method over the lesser of the lease term or the useful life of the underlying asset, where appropriate.
The lease liability is initially measured at the present value of remaining lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability include fixed payments, variable lease payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee, and amounts owing under purchase or termination options, if the Company is reasonably certain to exercise these options. If the lease contains an extension option that the Company is reasonably certain to exercise, all payments in the renewal period are also included in determining the lease liability.
The lease liability is measured at amortized cost using the effective interest method. The amount of the liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying value of the right-of-use
asset or is recorded on the consolidated statements of earnings if the carrying amount of the right-of-use
asset has been reduced to zero.
The Company has elected not to recognize
right-of-use
assets and lease liabilities for short-term and
low-value
leases. Lease payments associated with these leases will be recognized as an expense on a straight-line basis over the lease term. Certain leases include both lease and non-lease
components, which are generally accounted for separately. For certain equipment leases, the Company applies a portfolio approach to effectively account for the lease right-of-use
assets and lease liabilities.
Company as a Lessor
Leases in which the Company is the lessor are assessed upon commencement and are classified as either an operating lease or a finance lease. An operating lease does not transfer substantially all the risks and rewards of the leased asset to the customer.

Enerflex Ltd. | 2022 Annual Report	F-17

Lease payments from operating leases are recorded as income on a straight-line basis over the life of the lease. A finance lease exists when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.
Amounts due from lessees under finance leases are recorded as finance lease receivables. Finance leases are initially recognized at amounts equal to the net investment in the lease, determined to be the fair value of the underlying asset, or, if lower, the present value of the lease payments discounted using a market rate of interest. Payments that are part of the leasing arrangement are divided between a reduction in the finance lease receivable and finance lease income. Finance lease income is recognized to produce a constant rate of return on the Company’s investment in the lease and is included in revenues.

(q)	Revenue Recognition
Revenue is recognized as the Company satisfies its performance obligations by transferring promised goods or services to customers, regardless of when payment is received. Revenue is measured at the amount of consideration to which the Company expects to be entitled, in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, and may include fixed amounts, variable amounts, or both. Variable amounts are recorded using either the “expected value approach” or the “most likely outcome approach,” as determined upon initial recognition of the contract, and are reassessed at each reporting period. The expected value approach measures variable consideration by probability weighting all the potential outcomes. The most likely outcome approach measures variable consideration as Management’s best estimate of the variable component. In estimating variable consideration, the Company reviews any potential for returns, refunds, and other similar obligations. For contracts containing multiple performance obligations, the amount of consideration to which the Company expects to be entitled is allocated to individual performance obligations proportionately based on the stand-alone selling price.
Energy Infrastructure
Revenue from energy infrastructure assets is recognized in accordance with the terms of the relevant agreement with the customer on a straight-line basis over the term of the agreement. Payments are typically required on a monthly basis with no unusual payment terms. Certain rental contracts contain an option for the customer to purchase the assets at the end of the rental period. Should the customer exercise this option to purchase, revenue from the sale of the equipment is recognized directly in the consolidated statements of earnings.
Revenue from contracts that have been classified as finance leases relating to existing or pre-owned
equipment, are recorded as Energy Infrastructure revenue. At the inception of a contract, all leases are classified as either an operating or finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Whether a lease is an operating or finance lease depends on the substance of the transaction rather than the form of the contract. Examples of situations, which typically would lead to a lease being classified as a finance lease, include but are not limited to:

a)	the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b)
the lessee has the option to purchase the underlying asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that the option will be exercised;

c)	the lease term is for the major part of the economic life of the underlying asset even if title is not transferred;

d)	at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset; and

e)	the underlying asset is of such a specialised nature that only the lessee can use it without major modifications.
At the commencement of these finance leases, the Company recognizes revenue and a finance lease receivable equal to the net investment in the lease. Finance income is recognized in Energy Infrastructure revenue reflecting a constant periodic rate of return on the Company’s net investment in the lease over the lease term.

F-18	Notes to the Consolidated Financial Statements | 2022 Annual Report

After-Market Services
After-Market Services revenues include the sales of parts and equipment, as well as the servicing and maintenance of equipment. For the sale of parts and equipment, revenue is recognized when the transfer of control passes, which is typically at the point of shipping. For servicing and maintenance of equipment, revenue is recognized on a straight-line basis based on performance of the contracted-upon service.
Revenue from long-term service contracts is recognized on a stage of completion basis proportionate to the service work that has been performed based on parts and labour service provided. Payments are typically required on a monthly basis or as work is performed, with no unusual payment terms. At the completion of the contract, any remaining profit on the contract is recognized as revenue. Any expected losses on such projects are charged to operations when determined. Long-term service contracts include scheduled milestone maintenance, corrective or crash maintenance, the supply of parts, and the operation of equipment.
Engineered Systems
Revenue from the supply of equipment systems – contracts typically involving engineering, design, manufacture, installation, and start-up
of equipment – is accounted for as Engineered Systems revenue. Such revenue is recognized on a percentage-of-completion
basis proportionate to the costs incurred in the construction of the project. At the completion of the contract, any remaining profit on the contract is recognized as revenue. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. Revenue from Engineered Systems includes the supply of compression, processing, and electric power equipment, as well as retrofit work and construction on integrated turnkey projects. The Company also provides a warranty on manufactured equipment as part of the standard terms and conditions of the contract. No options are provided for the customer to purchase a warranty separately.
For Engineered Systems contracts, the Company generally requires customers to pay based on milestones as manufacturing progresses. These milestones are generally structured to keep the Company cash flow-positive. Contracts are also generally structured to ensure the Company is made whole for costs incurred in the event of a cancellation.
Revenue from contracts that have been classified as finance leases for newly manufactured equipment are recorded as Engineered Systems revenue. At the inception of a contract, all leases are classified as either an operating or finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Whether a lease is an operating or finance lease depends on the substance of the transaction rather than the form of the contract. Examples of situations, which typically would lead to a lease being classified as a finance lease include, but are not limited to:

a)	the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b)
the lessee has the option to purchase the underlying asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that the option will be exercised;

c)	the lease term is for the major part of the economic life of the underlying asset even if title is not transferred;

d)	at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset; and

e)	the underlying asset is of such a specialised nature that only the lessee can use it without major modifications.
Upon commencement of a new finance lease, the Company recognizes revenue, based on the fair value of the underlying assets, and cost of goods sold, determined to be the net book value of those assets, in the consolidated statements of earnings. The finance lease interest portion will be recognized in the Energy Infrastructure product line over the lease term.
Engineered Systems projects are typically completed within a year; however, this timing can be impacted by both internal and external factors such as shop loading and customer delivery requests.
Practical Expedients
The Company has elected to use the practical expedients in IFRS 15
Revenue from contracts with customers
paragraphs 63 and 94 with regards to the existence of a significant financing component in the contract and incremental costs of obtaining a contract, respectively. For the years ended December 31, 2022 and 2021, the Company had no contracts with a significant financing component that is considered material. Incremental costs of obtaining a contract predominantly relate to commission costs on Engineered Systems projects, which are typically completed within one year. Accordingly, the Company did not recognize commission costs incurred as an asset in the consolidated statements of financial position.

Enerflex Ltd. | 2022 Annual Report	F-19

(r)	Financial Instruments
Financial instruments are measured at fair value on initial recognition of the instrument, plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For the purposes of measuring financial assets after initial recognition, the Company classifies financial assets as either amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”), based on the contractual cash flow characteristics and the Company’s business model for managing the financial asset. For the purposes of measuring financial liabilities after initial recognition, the Company classifies all financial liabilities as amortized cost, except certain financial liabilities, such as derivatives, which are classified as FVTPL.
Preferred shares included in Other assets were recorded at fair value at inception and are subsequently measured at amortized cost.
The Company primarily applies the market approach for recurring fair value measurements. Three levels of inputs may be used to measure fair value:

•
Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an on-going
basis;

•
Level 2: Fair value measurements are those derived from inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•
Level 3: Fair value measurements are those derived from inputs for the asset or liability that are not based on observable market data (unobservable inputs). In these instances, internally developed methodologies are used to determine fair value.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability, and may affect placement within.
The Company has made the following classifications:

•	Cash and cash equivalents are measured at fair value through profit or loss. Gains and losses resulting from the periodic revaluation are recorded in the consolidated statements of earnings;

•	Accounts receivable and preferred shares are recorded at amortized cost using the effective interest rate method; and

•	Accounts payable, accrued liabilities, and long-term debt are recorded at amortized cost using the effective interest rate method.
Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. Transaction costs related to other financial liabilities are added to the value of the instrument at acquisition and taken into the consolidated statements of earnings using the effective interest rate method.

(s)	Derivative Financial Instruments and Hedge Accounting
The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in foreign currency exchange rates and interest rates. The risk management policy permits the use of certain derivative financial instruments, including forward foreign exchange contracts and interest rate swaps, to manage these fluctuations. The Company does not enter into derivative financial agreements for speculative purposes.
Derivative financial instruments are measured at their fair value upon initial recognition and are remeasured to their fair value at the end of each reporting period. The fair value of quoted derivatives is equal to their positive or negative market value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.
The Company elected to apply hedge accounting for foreign exchange forward contracts for anticipated transactions. These are designated as cash flow hedges. For cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income, net of taxes. The ineffective portion of the fair value changes is recognized in the consolidated statements of earnings. Amounts charged to accumulated other comprehensive income are reclassified to the consolidated statements of earnings when the hedged transaction affects the consolidated statements of earnings.

F-20	Notes to the Consolidated Financial Statements | 2022 Annual Report

The Company’s U.S. dollar-denominated long-term debt has been designated as a hedge of net investment in self-sustaining foreign operations. As a result, a portion of unrealized foreign exchange gains and losses on the U.S. dollar-denominated long-term debt are included in the cumulative translation account in other comprehensive income.
On an ongoing basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.

(t)	Income Taxes
Income tax expense represents the sum of current income tax and deferred tax.
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Taxable earnings differ from earnings as reported in the consolidated statements of earnings as it excludes temporary and permanent differences. The Company’s current tax assets and liabilities are calculated by using tax rates that have been enacted or substantively enacted at the reporting date.
Deferred income tax is recognized on all temporary differences at the reporting date based on the difference between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, with the following exceptions:

•
Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;

•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future; and

•
Deferred income tax assets are recognized only to the extent that it is probable that a taxable profit will be available against which the deductible temporary differences, carried forward tax credits, or tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the reporting date.
Current and deferred income taxes are charged or credited directly to equity if it relates to items that are credited or charged to equity in the same period. Otherwise, income tax is recognized in the consolidated statements of earnings.
In accordance with IAS 12
Income taxes
, where an entity’s tax return is prepared in a currency other than its functional currency, changes in the exchange rate between the two currencies create temporary differences with respect to the valuation of non-monetary
assets and liabilities. As a result, deferred tax is recognized in the consolidated statements of earnings and the consolidated statement of financial position.

(u)	Earnings Per Share
Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.
Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the Company’s equity-settled share-based compensation plan.

(v)	Finance Income and Costs

Enerflex Ltd. | 2022 Annual Report	F-21

Finance income comprises interest income on funds invested. Finance income is recognized as it accrues in profit or loss, using the effective interest rate method.
Finance costs comprise interest expense on borrowings, amortization of the Senior Note discount using the effective interest rate method, and interest incurred on lease liabilities.

(w)	Government Grants
Government grants are recorded as a reduction in cost of goods sold and selling and administrative expense within the consolidated statements of earnings in accordance with where the associated expense was recognized. Government grants are recognized when there is reasonable assurance that the grant will be received, and all related conditions are complied with.
NOTE 4. CHANGES IN ACCOUNTING POLICIES
The Company has reviewed amendments to existing accounting standards and determined that no amendments would have a material impact on the financial statements.
NOTE 5. SIGNIFICANT ACCOUNTING ESTIMATES AND
JUDGMENT
The timely preparation of these Financial Statements requires that Management make estimates and assumptions and use judgment. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.
Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, estimates and assumptions which have a significant effect on the amounts recognized in the consolidated financial statements:
Revenue Recognition – Performance Obligation Satisfied Over Time
The Company reflects revenues relating to performance obligations satisfied over time using the percentage-of-completion
approach of accounting. The Company uses the input method of percentage-of-completion
accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage-of-completion
accounting provides a faithful depiction of the transfer of control to the customer, as the Company is able to recover costs incurred relating to the satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenues recognized in a given period.
Certain contracts also include aspects of variable consideration, such as liquidated damages on project delays. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors. Enerflex continues to monitor these factors. Changes in estimated cost or revenue associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.
Revenue Recognition – Performance Obligation Satisfied at a Point in Time
The Company reflects revenues relating to performance obligations satisfied at a point in time when control – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators – is transferred to the customer.
Provisions for Warranty

F-22	Notes to the Consolidated Financial Statements | 2022 Annual Report

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent Management’s best estimate of the likely settlement and the timing of any resolution with the relevant customer.
Business Acquisitions
In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of property, plant and equipment, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of property, plant and equipment and intangible assets acquired, the Company relies on independent third-party valuators. The determination of these fair values involves a variety of assumptions, including revenue growth rates, projected cash flows, customer attrition rates, operating margins, discount rates, and economic lives.
Property, Plant and Equipment, Energy Infrastructure Assets and Intangible Assets
Property, plant and equipment, energy infrastructure assets and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property, plant and equipment, energy infrastructure assets and intangible assets is reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of property, plant and equipment, energy infrastructure assets and intangible assets requires judgment and is based on currently available information. Property, plant and equipment, energy infrastructure assets and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of property, plant and equipment, energy infrastructure assets and intangible assets constitutes a change in accounting estimate and are applied prospectively.
Right-of-Use
Asset and Lease Liability
The Company determines the
right-of-use
asset and lease liability for each lease upon commencement. In calculating the right-of-use
asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed on a periodic basis.
Finance Lease Receivables
In calculating the value of the Company’s finance lease receivables, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets.
Allowance for Doubtful Accounts
Amounts included in allowance for doubtful accounts reflect the full lifetime expected credit losses for trade receivables. The Company determines allowances based on Management’s best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from customers and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of customers and believes the current provision appropriately reflects the best estimate of its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.
Impairment of Inventories
The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.
Impairment of
Non-Financial
Assets

Enerflex Ltd. | 2022 Annual Report	F-23

Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use.
The fair value less costs to sell calculation is based on available data from binding sales transactions, in an arm’s length transaction of similar assets or observable market prices, less incremental costs for disposing of the asset. The value-in-use
calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.
Impairment of Goodwill
The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use
of the groups of CGUs to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes for its impairment assessment. Estimating the value-in-use
requires an estimate of the expected future cash flows from each group of CGUs and use judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the assessment performed are detailed in Note 15.
Income Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company’s domicile. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax liabilities are in excess of the Company’s current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company’s assets, liabilities, and net income.
Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management’s cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.
Share-Based Compensation
The Company employs the fair value method of accounting for stock options and phantom share entitlement. The determination of the share-based compensation expense for stock options and phantom share entitlement requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 25.
Government Grants
Government grants are recognized when there is reasonable assurance that the grant will be received, and all conditions associated with the grant are met. If a grant is received, but reasonable assurance and compliance with conditions is not achieved, the grant is recognized as a deferred liability until the conditions are fulfilled. As long as the Company is eligible for any such programs the grants received are recorded as a reduction against the associated expenses to which they relate and in the period the expenses are recognized.
Segment Change and Fair Value Allocation
During the fourth quarter of 2022, the Company reassessed its operating and reporting segments. Prior to this assessment, the Company’s operating and reporting segments were one and the same, with those segments being Canada, USA, and Rest of World. With the completion of the Exterran acquisition Management noted a change in how the Chief Operating Decision Maker (“CODM”) views the organization. On this basis, four operating segments have been identified with no change in the Canada and USA segments, while Rest of World has been bifurcated into LATAM and EH. For external reporting purposes, Enerflex’s reportable segments are as follows:

F-24	Notes to the Consolidated Financial Statements | 2022 Annual Report

•	North America – comprised of operations in Canada and the USA;
•	Latin America – comprised of operations in Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico and Peru; and
•	Eastern Hemisphere – comprised of operations in the Middle East, Africa, Europe and Asia Pacific.

Enerflex Ltd. | 2022 Annual Report	F-25

The Canada and USA segments have been combined as they have similar economic characteristics including:

•	the nature of the products and services provided;

•	the nature of the production processes;

•	the type or class of customer for their products and services;

•	the methods used to distribute their products or provide their services; and

•	the nature of the regulatory environment.
Goodwill that was previously allocated to the ROW segment was distributed between the LATAM and EH segments on a basis of the estimated fair value allocation.
NOTE 6.
NEW
POLICIES, STANDARDS, INTERPRETATIONS, AND AMENDMENTS
The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company determined that the following amendments may have an impact on future financial statements:
IAS 1 Presentation of Financial Statements (“IAS 1”)
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help a company apply materiality judgements to accounting policy disclosures. The amendments seek to help a company provide more useful accounting policy disclosures by replacing the requirement for a company to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies, as well as add guidance on how a business applies the concept of materiality in making decisions about accounting policy disclosures. The company will now have to consider both the size of the transactions, other events or conditions, and the nature of them. ‘Material’ is a defined term in IFRS and is more widely understood by users of financial statements.

In October 2022, the IASB issued amendments to clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement for at least twelve months at the reporting date. The Right needs to exist at the reporting date and must have substance. In addition to the amendment from January 2020 where the IASB issued amendments to IAS 1, to provide a more general approach to the presentation of liabilities as current or non-current, only covenants with which a company must comply on or before the reporting date may affect this right. Covenants to be complied with after the reporting date do not affect the classification of a liability as current or non-current at the reporting date.
These amendments are effective January 1, 2024 and are to be applied retrospectively. Management has not yet determined the impact this amendment will have on the Company.
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)
Effective January 1, 2023, the definition of accounting estimates will be amended under IAS 8. Under the amended definition, a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The amendment further clarifies that accounting estimates are monetary amounts in the financial statements subject to measurement uncertainty.
Under the prior definition, IAS 8 stated that a change in accounting estimates specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors.
This amendment will impact changes in accounting policies and changes in accounting estimates made after the amendment is adopted by the Company.

F-26	Notes to the Consolidated Financial Statements | 2022 Annual Report

IAS 12 Income Taxes (“IAS 12”)
In May 2021, the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendment is effective January 1, 2023, and clarifies how a business should account for deferred tax related to assets and liabilities arising from a single transaction.
Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a related asset and liability give rise to taxable and deductible temporary differences that are not equal.
Management believes these amendments will have no impact on th
e Comp
any.
NOTE 7. ACQUISITION

(a)	Summary of the Acquisition
On October 13, 2022, the Company completed the acquisition (the “Transaction”) of Exterran Corporation (“Exterran”). Pursuant to the agreement and plan of merger among Enerflex, Enerflex US Holdings Inc., a wholly-owned subsidiary of Enerflex, and Exterran, Enerflex acquired all issued and outstanding Exterran common stock in exchange for 1.021
 Enerflex common shares for each whole common stock of Exterran. Enerflex’s common shares continue to trade on the Toronto Stock Exchange (“TSX”) under the symbol “EFX,” and the Company commenced trading on the New York Stock Exchange (“NYSE”) under the symbol “EFXT” on October 13, 2022. The Company remains headquartered in Calgary, Alberta, Canada.
The Transaction established an integrated global provider of energy infrastructure and energy transition solutions by combining Enerflex and Exterran’s highly complementary product lines, geographies, and asset bases, enhancing the Company’s scale and utilization and providing operational efficiencies for Enerflex’s customers.
The Transaction was accounted for using the acquisition method pursuant to IFRS 3 “Business Combinations”. Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition, with the exception of income taxes. The total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed, with any excess recorded as goodwill on the consolidated statements of financial position.

(b)	Preliminary Purchase Price Allocation and Capital Structure
The total purchase consideration was approximately $
222.6 million. Enerflex issued 34,013,055 common shares with a fair value of $213.9 million, based on the October 12, 2022, closing share price of $6.29, as reported on the TSX. The Company also provided $8.6 million on the fair value of vested stock-based compensation, including cash payments totaling $
1.9

million to Exterran stockholders with fractional shares.

Enerflex Ltd. | 2022 Annual Report	F-27

The preliminary purchase price allocation is based on Management’s best estimate of fair value of the assets acquired and liabilities assumed. The purchase price allocation is preliminary because of property, plant, and equipment, intangible assets, deferred taxes, uncertain tax positions, and certain other assets and liabilities are still being assessed. Upon finalizing the value of net assets acquired, adjustments to initial estimates, including goodwill, may be required.
The following table provides a summary of the consideration and the identifiable assets acquired and liabilities assumed at the date of acquisition:

October 13, 2022

Purchase consideration

Shares exchanged	$213,942

Fair value of vested stock-based compensation 1	8,641

Total purchase consideration	$222,583

Identifiable assets acquired and liabilities assumed

Net working capital	56,715

Property, plant, and equipment	60,395

Energy infrastructure assets	581,338

Contract assets	217,585

Finance leases receivables	77,578

Intangible assets	102,789

Other long-term assets	66,602

Long-term debt	(1,019,436)

Other long-term liabilities	(60,408)

Total net identifiable assets	83,158

Goodwill	$139,425
1
Included in the fair value of vested stock-based compensation is $1.9 million of cash payments to Exterran stockholders that held fractional shares on the date of acquisition.
The fair value of trade and other receivables acquired as part of t he
acquisition was $
187.5
 million, representing gross contractual amounts receivable of $
222.0
 million less Management’s best estimate of the contractual cash flows not expected to be collected of $
34.5
 million.
Intangible assets includes $50.9 million of customer relationship intangible assets that were valued based on a discounted cash flow model, which required the Company to estimate future cash flows and use judgment in determining key assumptions that include revenue growth rates, customer attrition rates, operating margins and discount rates.
Factors that contributed to the recognition of goodwill include the expected future growth potential of expanded Energy Infrastructure in LATAM, the completion of two large projects and two in-flight
projects nearing completion in the Middle East, expanded opportunities in Energy Transition, and the expected cost synergies. None of the goodwill is expected to be deductible for income tax purposes.
Revenues and net loss for the acquired business from the date of acquisition to December 31, 2022 were $
196.0 million and $60.7 million, respectively. Revenue would have been approximately $789.3 million higher and net loss would have increased by
approximately $48.6 million if the business was acquired on January 1, 2022.
Transaction costs exclude share issuance costs related to common shares. Total transaction costs, integration costs and restructuring costs directly related to the acquisition and included in SG&A in the consolidated statements of earnings was $
70.6 million.

F-28	Notes to the Consolidated Financial Statements | 2022 Annual Report

NOTE 8. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS
Accounts receivable consisted of the following:

December 31,	2022	2021

Trade receivables	$457,850	$213,815

Less: allowance for doubtful accounts	(7,652)	(10,334)

Trade receivables, net	$450,198	$203,481

Other receivables	6,380	8,725

Total accounts receivable	$456,578	$212,206
Aging of trade receivables:

December 31,	2022	2021

Current to 90 days	$405,196	$183,105

Over 90 days	52,654	30,710

	$457,850	$213,815
Movement in allowance for doubtful accounts:

December 31,	2022	2021

Balance, January 1	$10,334	$11,439

Impairment provision additions on receivables	628	275

Amounts settled and derecognized during the period	(3,499)	(1,317)

Currency translation effects	189	(63)

Closing balance	$7,652	$10,334
Movement in contract assets:

December 31,	2022	2021

Balance, January 1	$82,760	$66,722

Acquisition (Note 7)	281,509	-

Unbilled revenue recognized	559,229	244,372

Amounts billed	(517,828)	(228,327)

Currency translation effects	3,768	(7)

Closing balance	$409,438	$82,760

Current contract assets	$186,259	$82,760

Non-current contract assets	223,179	-

	$409,438	$82,760
Amounts recognized as current contract assets are typically billed to customers within three months and amounts recognized as non-current
contract assets will be billed to customers more than twelve months from the date of the balance sheet.

Enerflex Ltd. | 2022 Annual Report	F-29

NOTE 9. INVENTORIES
Inventories consisted of the following:

December 31,	2022	2021

Direct materials	$107,575	$83,943

Repair and distribution parts	136,876	54,156

Work-in-progress	98,297	31,298

Equipment	26,550	3,290

Total inventories	$369,298	$172,687

December 31,	2022	2021

Work-in-progress related to finance leases	$41,986	$36,169
The amount of inventory and overhead costs recognized as an expense and included in COGS during 2022 was $1,455.1 million (December 31, 2021 – $757.9 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, and overhead. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the consolidated statements of earnings and included in COGS for the year ended December 31, 2022 was $2.1 million (December 31, 2021 – $6.1 million).
The costs related to the construction of energy infrastructure assets determined to be finance leases are accounted for as work-in-progress
related to finance leases. Once the project is completed and enters service it is reclassified to COGS. During the year ended December 31, 2022 the Company invested $
74.5 million (December 31, 2021 – $36.2 million) related to finance leases.

F-30	Notes to the Consolidated Financial Statements | 2022 Annual Report

N
OT
E
 10. PROPERTY, PLANT AND EQUIPMENT AND ENERGY INFRASTRUCTURE ASSETS

	Land	Building	Equipment	Assets under construction	Total property, plant and equipment	Energy infrastructure assets

Cost

January 1, 2022	$18,411	$114,021	$64,492	$3,068	$199,992	$839,734

Acquisition (Note 7)	4,237	31,864	22,952	1,342	60,395	581,338

Additions	-	6	2,001	6,036	8,043	107,797

Reclassification	-	885	4,022	(5,314)	(407)	-

Disposals	(6)	(1,100)	(1,925)	-	(3,031)	(23,233)

Currency translation effects	917	5,724	(844)	(547)	5,250	36,318

December 31, 2022	$23,559	$151,400	$90,698	$4,585	$270,242	$1,541,954

Accumulated depreciation

January 1, 2022	$-	$(50,087)	$(53,491)	$-	$(103,578)	$(229,406)

Depreciation charge	-	(7,205)	(8,352)	-	(15,557)	(83,289)

Impairment	-	-	-	-	-	(1,233)

Disposals	-	987	1,827	-	2,814	9,671

Currency translation effects	-	(2,361)	945	-	(1,416)	12,641

December 31, 2022	$-	$(58,666)	$(59,071)		$(117,737)	$(291,616)

Net book value – December 31, 2022	$23,559	$92,734	$31,627	$4,585	$152,505	$1,250,338

	Land	Building	Equipment	Assets under construction	Total property, plant and equipment	Energy infrastructure assets

Cost

January 1, 2021	$18,471	$112,179	$63,844	$4,050	$198,544	$881,684

Additions	-	-	831	4,323	5,154	52,187

Reclassification	-	2,327	2,566	(5,297)	(404)	-

Disposals	-	(66)	(2,436)	-	(2,502)	(82,304)

Currency translation effects	(60)	(419)	(313)	(8)	(800)	(11,833)

December 31, 2021	$18,411	$114,021	$64,492	$3,068	$199,992	$839,734

Accumulated depreciation

January 1, 2021	$-	$(44,334)	$(51,574)	$-	$(95,908)	$(243,870)

Depreciation charge	-	(5,956)	(4,451)	-	(10,407)	(55,466)

Impairment	-	-	-	-	-	(537)

Disposals	-	66	2,351	-	2,417	62,990

Currency translation effects	-	137	183	-	320	7,477

December 31, 2021	$-	$(50,087)	$(53,491)	$-	$(103,578)	$(229,406)

Net book value – December 31, 2021	$18,411	$63,934	$11,001	$3,068	$96,414	$610,328

Enerflex Ltd. | 2022 Annual Report	F-31

Depreciation of PP&E and energy infrastructure assets included in earnings for the year ended December 31, 2022, was $
98.8 million (December 31, 2021 – $65.9 million), of which $94.7 million was included in COGS (December 31, 2021 – $64.6 million) and $4.1 million was included in SG&A (December 31, 2021 – $1.3 million).

Impairment of energy infrastructure assets included in earnings for the year ended December 31, 2022, was $
1.2 million (December 31, 2021 – $0.5 million).
NOTE 11. LEASE
RIGHT-OF-USE
ASSETS

	Land and buildings	Equipment	Total lease right-of-use assets

Cost

January 1, 2022	$58,380	$24,359	$82,739

Acquisition (Note 7)	31,192	1,240	32,432

Additions	7,173	4,029	11,202

Disposal	(3,935)	(6,129)	(10,064)

Currency translation effects	1,297	1,559	2,856

December 31, 2022	$94,107	$25,058	$119,165

Accumulated depreciation

January 1, 2022	$(20,198)	$(12,654)	$(32,852)

Depreciation charge	(9,994)	(5,824)	(15,818)

Disposal	3,543	5,731	9,274

Currency translation effects	(508)	(889)	(1,397)

December 31, 2022	$(27,157)	$(13,636)	$(40,793)

Net book value – December 31, 2022	$66,950	$11,422	$78,372

	Land and buildings	Equipment	Total lease right-of-use assets

Cost

January 1, 2021	$56,242	$19,360	$75,602

Additions	4,097	6,778	10,875

Disposal	(1,644)	(1,583)	(3,227)

Currency translation effects	(315)	(196)	(511)

December 31, 2021	$58,380	$24,359	$82,739

Accumulated depreciation

January 1, 2021	$(13,527)	$(7,891)	$(21,418)

Depreciation charge	(8,350)	(5,492)	(13,842)

Disposal	1,535	714	2,249

Currency translation effects	144	15	159

December 31, 2021	$(20,198)	$(12,654)	$(32,852)

Net book value – December 31, 2021	$38,182	$11,705	$49,887
Depreciation of lease
right-of-use
(“ROU”) assets included in earnings for the year ended December 31, 2022 was $15.8 million (December 31, 2021 – $13.8 million), of which $13.1 million was included in COGS (December 31, 2021 – $11.2 million) and $2.7 million was included in SG&A (December 31, 2021 – $2.6 million).

F-32	Notes to the Consolidated Financial Statements | 2022 Annual Report

NOTE 12. FINANCE LEASES RECEIVABLE
The Company has entered into finance lease arrangements for certain of its energy infrastructure assets, with initial terms ranging from three to 10 years.
The value of the finance lease receivable is comprised of the following:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value
December 31,	2022	2021	2022	2021

Less than one year	$73,614	$16,420	$60,020	$15,248

Between one and five years	196,314	64,739	149,052	49,546

Later than five years	144,482	62,827	85,432	38,564

	$414,410	$143,986	$294,504	$103,358

Less: Unearned finance income	(119,906)	(40,628)	-	-

	$294,504	$103,358	$294,504	$103,358

December 31,	2022	2021

Balance, January 1	$103,358	$64,274

Acquisition (Note 7)	110,097	-

Additions	86,602	40,154

Interest income	14,801	5,417

Billings and payments	(33,740)	(6,597)

Currency translation effects	13,386	110

Closing balance	$294,504	$103,358
For the years ended December 31, 2022 and 2021 the Company recognized selling profit related to the commencement of finance leases of $
17.5
 million and $
6.2
 million, respectively. Additionally, the Company recognized $
14.8 million and $5.4
 million of interest income on the finance leases receivable, during the years ended December 31, 2022 and 2021. Income related to variable lease payments was nominal during the years ended December 31, 2022 and 2021.
The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At December 31, 2022, the average interest rate was 9.4 percent per annum (December 31, 2021 – 8.0 percent). The finance leases receivables at the end of reporting period are neither past due nor impaired.
NOTE 13. OTHER ASSETS

December 31,	2022	2021

Investment in associates and joint ventures	$34,977	$27,064

Long-term receivables 1	34,127	24,172

Prepaid deposits	13,972	79

Total other assets	$83,076	$51,315

1	Included in long-term receivables are preferred shares in the amount of $28.0 million (December 31, 202 1 – $24.2 million). The full amount was settled subsequent to the end of the year.

Enerflex Ltd. | 2022 Annual Report	F-33

NOTE 14. INTANGIBLE ASSETS

	Customer relationships and other	Software	Total intangible assets

Cost

January 1, 2022	$69,594	$49,069	$118,663

Acquisition (Note 7)	80,514	22,275	102,789

Disposal	-	(11)	(11)

Reclassification	-	407	407

Currency translation effects	1,202	2,563	3,765

December 31, 2022	$151,310	$74,303	$225,613

Accumulated amortization

January 1, 202 2	$(63,817)	$(44,728)	$(108,545)

Amortization charge	(7,239)	(2,198)	(9,437)

Disposal	-	11	11

Currency translation effects	(2,371)	(2,498)	(4,869)

December 31, 2022	$(73,427)	$(49,413)	$(122,840)

Net book value – December 31, 2022	$77,883	$24,890	$102,773

	Customer relationships and other	Software	Total intangible assets

Cost

January 1, 2021	$69,824	$48,698	$118,522

Reclassification	-	404	404

Currency translation effects	(230)	(33)	(263)

December 31, 2021	$69,594	$49,069	$118,663

Accumulated amortization

January 1, 2021	$(59,296)	$(42,682)	$(101,978)

Amortization charge	(4,642)	(2,079)	(6,721)

Currency translation effects	121	33	154

December 31, 2021	$(63,817)	$(44,728)	$(108,545)

Net book value – Decembe r 31, 2021	$5,777	$4,341	$10,118

F-34	Notes to the Consolidated Financial Statements | 2022 Annual Report

NOTE 15. GOODWILL AND IMPAIRMENT REVIEW OF GOODWILL

December 31,	2022	2021

Balance, January 1	$566,270	$576,028

Acquisition (Note 7)	139,425	-

Impairment	(48,000)	-

Currency translation effects	21,682	(9,758)

Closing balance	$679,377	$566,270
Goodwill is allocated to CGU’s which are the Company’s operating segments that represents the lowest level at which goodwill is monitored for internal management purposes. During the fourth quarter of 2022, the Company reassessed its operating and reporting segments, refer to Note 35, and goodwill was re-allocated to the CGU’s representing the Company’s four operating segments. As a result, the Company performed its annual goodwill assessment on the new operating segments, comparing the carrying value and recoverable amounts for each segment in accordance with IAS 36.10(b). Goodwill acquired through historical business combinations was allocated to the Canada, USA, LATAM, and EH operating segments. Goodwill that was previously allocated to the prior ROW operating segment was re-allocated
to LATAM and EH based on the recoverable amount of these operating segments as determined based on value-in-use
calculations of these segments, and excluding the impact of the Exterran Transaction.
In assessing whether goodwill has been impaired, the carrying amount of each operating segment (including goodwill) is compared with its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and value-in-use.
Goodwill acquired from the Transaction was allocated to the USA and EH segments.
The recoverable amounts for the operating segments have been determined based on value-in-use
calculations, using discounted cash flow projections as at December 31, 2022. Management has adopted a five-year projection period to assess each segment’s value-in-use.
A terminal value is then determined using a perpetual growth methodology based on the fifth year. This five-year projection includes the financial budgets approved by the Board for 2023 and Management’s expectations of cash flows for 2024 to 2027.
At September 30, 2022, the Company determined that there was a $48.0 million impairment in Canada.
Key Assumptions Used in
Value-In-Use
Calculations:
The Company completed its annual assessment for goodwill impairment and determined that the recoverable amount for the Canada, USA, LATAM and EH operating segments exceeded the carrying amount using a 12.0 percent (December 31, 2021 – 10.7 percent), 10.7 percent (December 31, 2021 – 9.4 percent), 15.3 percent and
14.5

percent (December 31, 2021 – 12.6 percent on a combined ROW segment)
post-tax
discount rate, respectively.
The estimation of
value-in-use
involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in cash flow projections, revenue growth rate, operating margins, terminal growth and discount rates. These key assumptions were tested for sensitivity by applying a reasonable possible change to those assumptions. Future earnings before finance costs and taxes (“EBIT”) were changed by ten percent while the discount rate was changed by one percent.
The USA, EH, and Canada operating segments have sufficient room as their recoverable amounts are significantly higher than their carrying values, and therefore, the sensitivities will not indicate an impairment. The sensitivities below would not put Canada in an impairment due to the impairment that was recognized during the third quarter of 2022, and an improved cash flow outlook for the region. LATAM is more sensitive to changes in EBIT and the discount rate as follows:

•
EBIT: Management has made estimates relating to the amount and timing of revenue recognition for projects included in backlog, and the assessment of the likelihood of maintaining and growing market share. For each ten percent change in EBIT, the impact on the value-in-use
would be $43.7 million for the LATAM segment. A ten percent decrease in EBIT would trigger an impairment in the LATAM segment. A ten percent change in EBIT in the Company’s other three segments would not trigger an impairment.

•
Discount Rate: Management determines a discount rate for each segment based on the estimated weighted average cost of capital of the Company, using the five-year average of the Company’s peer group debt to total enterprise value, adjusted for a number of risk factors specific to each operating segment. This discount rate has been calculated using an estimated risk-free rate of return adjusted for the Company’s estimated equity market risk premium, the Company’s cost of debt, and the tax rate in the local jurisdiction. For each one percent change in the discount rate, the impact on the value-in-use
would be $54.8 million for the LATAM segment. A one percent increase in weighted average cost of capital would trigger an impairment in the LATAM segment. A one percent change in the discount rate in the Company’s other three segments would not trigger an impairment.

Enerflex Ltd. | 2022 Annual Report	F-35

Management will continue to assess the long-term projected cash flows, as certain factors may cause a material variance from previously used cash flow projections. Management notes that there is potential for future impairments as interest rates continue to fluctuate, and as the Company gets more visibility regarding future cash flows.
NOTE 16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

December 31,	2022	2021

Accounts payable and accrued liabilities	$610,579	$234,212

Accrued dividend payable	3,093	2,242

Cash-settled share-based payments	13,477	4,293

Total accounts payable and accrued liabilities	$627,149	$240,747
NOTE 17. PROVISIONS

December 31,	2022	2021

Warranty provision	$13,411	$6,636

Legal provision	3,406	-

Restructuring provision	2,009	-

Total provisions	$18,826	$6,636

2022	Warranty Provision	Legal Provision	Restructuring Provision	Total

Balance, January 1	$6,636	$-	$-	$6,636

Acquisition (Note 7)	5,888	2,691	-	8,579

Additions during the year	4,395	717	2,009	7,121

Amounts settled and released in the year	(3,669)	-	-	(3,669)
Currency translation effects	161	(2)	-	159

Closing balance	$13,411	$3,406	$2,009	$18,826

2021	Warranty Provision	Legal Provision	Restructuring Provision	Total

Balance, January 1	$10,549	$-	$-	$10,549

Additions during the year	849	-	-	849

Amounts settled and released in the year	(4,681)	-	-	(4,681)

Currency translation effects	(81)	-	-	(81)

Closing balance	$6,636	$-	$-	$6,636

F-36	Notes to the Consolidated Financial Statements | 2022 Annual Report

NOTE 18. DEFERRED REVENUES

December	2022	2021

Balance, January 1	$84,614	$35,409

Acquisition (Note 7)	135,409	-

Cash received in advance of revenue recognition	526,924	167,956

Revenue subsequently recognized	(354,531)	(118,438)
Currency translation effects	7,104	(313)

Closing balance	$399,520	$84,614

Current deferred revenues	$366,085	$84,614

Non-current deferred revenues	33,435	-

	$399,520	$84,614
Amounts recognized as current deferred revenues are typically recognized into revenue within six months and amounts recognized as non-current
deferred revenues will be recognized into revenue more than twelve months from the date of the balance sheet.
NOTE 19. LONG-TERM DEBT
In October 2022 the Company secured new debt financing as part of the Transaction. The debt financing was comprised of US$625.0 million aggregate principal amount of senior secured notes due 2027 (the “Notes”), a US$150.0 million three-year secured term loan facility (the “Term Loan”), and a US$700 million three-year secured revolving credit facility (the “Revolving Credit Facility”). Together the Notes, Term Loan, Revolving Credit Facility along with cash on hand were used to fully repay the existing Enerflex and Exterran Notes, Bank Facility and Asset-Based Facility.
The Term Loan and the Revolving Credit Facility have a maturity date of October 13, 2025 (the “Maturity Date”). In addition, the Revolving Credit Facility may be increased by US$150.0 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the Revolving Credit Facility may be extended annually on or before the anniversary date with the consent of the lenders.
On the last business day of each quarter end beginning on September 30, 2023 the Company is required to make a US$10.0 million payment to be applied to the outstanding principal of the Term Loan. There are no required or scheduled repayments of principal until the maturity date of the Revolving Credit Facility. Drawings on the Revolving Credit Facility are available by way of Prime Rate loans, U.S. Base Rate loans, Secured Overnight Financing Rate (“SOFR”) loans, and Bankers’ Acceptance notes. The Company may also draw on the Revolving Credit Facility through bank overdrafts in either Canadian or U.S. dollars and issue letters of credit under the Revolving Credit Facility. The initial drawing as well as subsequent rollovers and conversions on the Term Loan are available through U.S. Base Rate Loans and SOFR Loans.
Pursuant to the terms and conditions of the Revolving Credit Facility and the Term Loan, a margin is applied to drawings on the Revolving Credit Facility in addition to the quoted interest rate. The margin is established in basis points and is based on a consolidated net debt to earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”) ratio. The margin is adjusted effective the first day of the third month following the end of each fiscal quarter based on the above ratio.
The Notes consist of US$625.0 million principal amount, bears interest of 9.00 percent, and has a maturity of October 15, 2027.
The Revolving Credit Facility, Term Loan and the Notes are secured. The Revolving Credit Facility and Term Loan rank senior to the Notes. The Company is required to maintain certain covenants on the Revolving Credit Facility, Term Loan and the Notes as follows, all calculated on a rolling four-quarter basis:

•	Senior secured net funded debt to EBITDA ratio not to exceed 2.5:1 for each quarter end;

•	Net funded debt to EBITDA ratio not to exceed 4.5:1 at each quarter end up to September 30, 2023 where the ratio will be adjusted to a maximum of 4.0:1 for each quarter after September 30, 2023; and

•	Interest coverage ratio for each quarter end not to be less than 2.5:1
As at December 31, 2022, the Company was in compliance with its covenants.

Enerflex Ltd. | 2022 Annual Report	F-37

The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Company’s Notes were as follows:

December 31	2022	2021

Drawings on the Revolving Credit Facility	$459,202	$-

Drawings on the Term Loan (US$150,000)	203,160	-

Notes due October 15, 20 2 7 (US$625,000)	846,500	-

Drawings on the Bank Facility	-	30,522

Drawings on the Asset-Based Facility	-	37,411

Notes due December 15, 2024	-	148,119

Notes due December 15, 2027	-	118,746

Deferred transaction costs and Notes discount	(118,537)	(3,376)

	$1,390,325	$331,422

Current portion of long-term debt	$27,088	$-

Non-current portion of long-term debt	1,363,237	331,422

	$1,390,325	$331,422
The weighted average interest rate on the Revolving Credit Facility for year ended December 31, 2022 was 7.0 percent (December 31, 2021 – nil), and the weighted average interest rate on the Term Loan for the year ended December 31, 2022 was 7.8 percent (December 31, 2021 – nil). At December 31, 2022 without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $1,508.9 million, and nil thereafter.
NOTE 20. LEASE LIABILITIES

December 31,	2022	2021

Balance, January 1	$57,014	$61,926

Acquisition (Note 7)	39,845	-

Additions	9,977	9,721

Lease interest	3,398	3,029

Payments made against lease liabilities	(19,156)	(17,244)

Currency translation effects and other	1,955	(418)

Closing balance	$93,033	$57,014

Current portion of lease liabilities	$20,125	$13,906

Non-current portion of lease liabilities	72,908	43,108

	$93,033	$57,014
In addition to the lease payments made above, during the year ended December 31, 2022, the Company paid $0.8 million (December 31, 2021 – $0.3 million) relating to short-term and low-value
leases which were expensed as incurred. During the year ended December 31, 2022, the Company also paid $1.7 million (December 31, 2021 – $3.0 million) in variable lease payments not included in the measurement of lease liabilities, of which $0.9 million (December 31, 2021 –$1.8 million) was included in COGS and $0.8 million (December 31, 2021 – $1.2 million) was included in SG&A. Interest expense on lease liabilities was $3.4 million for the year ended December 31, 2022 (December 31, 2021 –$3.0 million). Total cash outflow for leases for the year ended December 31, 2022 was $21.7 million (December 31, 2021 –$20.5 million).

F-38	Notes to the Consolidated Financial Statements | 2022 Annual Report

Future minimum lease payments under
non-cancellable
leases were as follows:

December 31, 2022

2023	$23,776

2024	18,427

2025	15,493

2026	12,173

2027	9,848

Thereafter	32,287

$112,004

Less:

Imputed interest	18,811

Short-term leases	156

Low-value leases	4

$93,033

Enerflex Ltd. | 2022 Annual Report	F-39

NOTE 21. INCOME TAXES

(a)	Income Tax Recognized in Net Earnings
The components of income tax expense were as follows:

Years ended December 31,	2022	2021

Current income taxes	$17,945	$13,135

Deferred income taxes	3,265	43,422

	$21,210	$56,557

(b)	Reconciliation of Tax Expense
The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference is as follows:

Years ended December 31,	2022	2021

Earnings before income taxes	$(79,733)	$38,102

Canadian statutory rate	23.4%	23.8%

Expected income tax provision	$(18,658)	$9,068

Add (deduct):

Change in unrecognized deferred tax asset	27,664	44,704

Impairment of goodwill	11,232	-

Exchange rate effects on tax basis	(2,223)	(2,269)

Earnings taxed in foreign jurisdictions	543	2,313

Revaluation of Canadian deferred tax assets due to change in statutory rate	-	(660)

Withholding tax on dividends received from foreign subsidiaries	-	2,763

Amounts not deductible (taxable) for tax purposes	4,373	811

Impact of accounting for associates and joint ventures	(1,104)	(160)

Other	(617)	(13)

Income tax expense from continuing operations	$21,210	$56,557
The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2021 – 15.0 percent) and the Alberta provincial income tax rate of 8.4 percent (2021 – 8.8 percent).
The Company’s effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the U.S. dollar. Since the Company holds significant energy infrastructure assets in Argentina and Mexico, the tax base of these assets is denominated in Argentine peso and Mexican peso, respectively. The functional currency is the U.S. dollar and as a result, the related local currency tax bases are revalued periodically to reflect the closing U.S. dollar rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the U.S. dollar, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.

F-40	Notes to the Consolidated Financial Statements | 2022 Annual Report

(c)	Income Tax Recognized in Other Comprehensive Income

Years ended December 31,	2022	2021

Deferred Tax

Arising on income and expenses recognized in other comprehensive income:

Fair value remeasurement of hedging instruments entered into for cash flow hedges	$(55)	$77

Arising on income and expenses reclassified from other comprehensive income to net earnings:

Relating to cash flow hedges	59	(53)

Total income tax recognized in other comprehensive income	$4	$24

(d)	Net Deferred Tax Assets (Liabilities)
Deferred tax assets and liabilities arise from the following:

	Accounting provisions and accruals	Tax losses	Long-term assets	Other	Exchange rate effects on tax bases	Cash flow hedges	Total 1

January 1, 2022	$7,022	$6,519	$(86,255)	$511	$(10,476)	$-	$(82,679)

Acquisition (Note 7)	756	49,513	(30,308)	-	(6,538)	-	13,423

Charged to net earnings	(7,467)	1,325	1,022	-	1,858	(4)	(3,266)

Charged to OCI	-	-	-	-	-	4	4

Exchange differences	51	(860)	(2,511)	(511)	(613)	-	(4,444)

December 31, 2022	$362	$56,497	$(118,052)	-	$(15,769)	-	$(76,962)
1
Net deferred tax liabilities at December 31, 2022 of $77.0 million consist of liabilities of $96.4 million net of assets of $19.4 million.

	Accounting provisions and accruals	Tax losses	Long-term assets	Other	Exchange rate effects on tax bases	Cash flow hedges	Total 1

January 1, 2021	$18,058	$28,969	$(73,956)	$544	$(12,799)	$(8)	$(39,192)

Charged to net earnings	(10,945)	(21,808)	(12,398)	(572)	2,269	32	(43,422)

Charged to OCI	-	-	-	-	-	(24)	(24)

Exchange differences	(91)	(642)	99	539	54		(41)

December 31, 2021	$7,022	$6,519	$(86,255)	$511	$(10,476)	$-	$(82,679)
1
Net deferred tax liabilities at December 31, 2021 of $82.7 million consist of liabilities of $92.0 million net of assets of $9.3 million.

Enerflex Ltd. | 2022 Annual Report	F-41

(e)	Unrecognized Deferred Tax Assets
As at December 31, 202
2
, the Company did not recognize deductible temporary differences of $2,172.3 million (December 31, 2021 - $225.9 million) and unused Canadian tax credits of $1.1 million (December 31, 2021 – $1.1 million) for which it is unlikely that sufficient future taxable income will be available to offset against. An additional $122.4 million of U.S. tax credits were acquired but utilization is restricted and therefore the benefit is not recognized.
The deductible temporary differences consist of:

Years ended December 31,	2022	2021

Canadian:

Tax losses	$215,703	$138,408

Long-term assets	23,896	22,758

Accounting provisions and other accruals	29,143	26,363

Foreign 1 :

Tax losses	2,089,604	38,374

Long-term assets	(59,931)	-

Accounting provisions and other accruals	(126,117)	-

	$2,172,298	$225,903
1
The movement in foreign tax losses, long-term assets, and accounting provisions and other accruals for 2022 were primarily acquired as part of the Transaction
.
The Company’s unused tax losses and tax credits are subject to expiration in the years 2023 through 2042 with some having an indefinite lif
e.
NOTE 22. SHARE CAPITAL AUTHORIZED
The Company is authorized to issue an unlimited number of common shares. Share capital comprises only one class of ordinary shares. The ordinary shares carry a voting right and a right to a dividend.
Issued and Outstanding

	2022		2021

December 31,	Number of common shares	Common share capital	Number of common shares	Common share capital

Balance, January 1	89,678,845	$375,524	89,678,845	$375,524

Issued on Acquisition (Note 7)	34,013,055	213,942	-	-

Exercise of stock options	47,120	361	-	-

Closing balance	123,739,020	$589,827	89,678,845	$375,524
Enerflex acquired all issued and outstanding Exterran common stock in exchange for 1.021 Enerflex common shares. Enerflex issued 34,013,055 million Enerflex common shares with a fair value of $213.9 million, based on the October 12, 2022, closing share price of $6.29.
Total dividends declared in the year were $9.8 million, or $0.10 per share (December 31, 2021 – $7.6 million, or $0.085 per share).

F-42	Notes to the Consolidated Financial Statements | 2022 Annual Report

NOTE 23. CONTRIBUTED SURPLUS
Contributed surplus consists of accumulated stock option expense less the fair value of the options at the grant date that have been exercised and reclassified to share capital. Changes in contributed surplus were as follows:

December 31,	2022	2021

Balance, January 1	$658,615	$656,832

Share-based compensation	1,558	1,783

Exercise of stock options	(101)	-

Closing balance	$660,072	$658,615
NOTE 24. REVENUE

Years ended December 31,	2022	2021

Energy Infrastructure 1,2	$381,087	$278,653

After-Market Services	443,660	327,376

Engineered Systems	953,051	354,127

Total revenue	$1,777,798	$960,156
1
Energy Infrastructure revenue for 2022 and 2021 includes the recognition of revenue from finance lease transactions. Upon commencement of the lease, the Company recognized the sale of the related energy infrastructure assets and a corresponding finance lease receivable. Refer to Note 12 for further details on finance leases.
2
During the year ended December 31, 2022, the Company recognized $111.3 million of revenue related to operating leases in its LATAM and EH segments (December 31, 2021 –$64.3 million). Additionally, the Company recognized $127.0 million of revenue related to its NAM contract compression fleet (December 31, 2021 – $102.0 million).
Revenue by geographic location, which is attributed by destination of sale, was as follows:

Years ended December 31,	2022	2021

United States	$890,899	$451,675

Canada	261,865	173,181

Oman	119,906	84,486

Bahrain	85,540	40,361

Argentina	80,524	34,321

Australia	65,618	61,520

Mexico	64,325	27,355

Brazil	45,367	17,289

Iraq	25,917	-

Colombia	21,278	17,795

United Arab Emirates	20,995	2,494

Egypt	20,319	7,323

Other	75,245	42,356

Total revenue	$1,777,798	$960,156

Enerflex Ltd. | 2022 Annual Report	F-43

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at December 31, 2022:

	Less than one year	One to two years	Greater than two years	Total

Energy Infrastructure	$550,009	$492,096	$1,826,923	$2,869,028

After-Market Services	76,260	26,176	49,583	152,019

Engineered Systems	1,483,773	22,097	-	1,505,870

	$2,110,042	$540,369	$1,876,506	$4,526,917
NOTE 25. SHARE-BASED COMPENSATION

(a)	Share-Based Compensation Expense
The share-based compensation expense included in the determination of net earnings was:

Years ended December 31,	2022	2021

Equity settled share-based payments	$1,558	$1,783

Deferred share units	3,622	3,053

Phantom share entitlement plan	117	102

Performance share units	4,172	3,470

Restricted share units	4,454	2,751

Cash performance target	2,239	1,778

Share-based compensation expense	$16,162	$12,937

(b)	Equity-Settled Share-Based Payments

	2022		2021
Years ended December 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding, beginning of period	4,456,444	$11.66	4,057,142	$12.78

Granted	-	-	654,847	7.85

Exercised 1	(47,120)	5.51	-	-

Forfeited	(27,286)	13.51	(24,267)	9.25

Expired	(1,292,809)	13.98	(231,278)	20.75

Options outstanding, end of period	3,089,229	$10.77	4,456,444	$11.66

Options exercisable, end of period	1,671,421	$12.48	2,445,230	$13.62
1
The weighted average share price of options at the date of exercise for the year ended December 31, 2022 was $8.03 (December 31, 2021 – nil).
The Company did not grant stock options for the year ended December 31, 2022 (December 31, 2021 – 654,847). Using the Black-Scholes option pricing model, the weighted average fair value of stock options granted for the period ended December 31, 2021 was $2.89 per option.

F-44	Notes to the Consolidated Financial Statements | 2022 Annual Report

The following table summarizes options outstanding and exercisable at December 31, 2022:

	Options Outstanding Options Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price

$5.51 – $6.68	783,880	4.62	$5.51	286,552	4.62	$5.51

$6.69 – $13.51	1,072,991	4.30	9.81	460,251	2.95	11.48

$13.52 – $16.12	1,232,358	2.86	14.95	924,618	2.70	15.14

Total	3,089,229	3.81	$10.77	1,671,421	3.10	$12.48

(c)	Deferred Share Units
The Company offers a DSU plan for executives and
non-employee
directors, whereby they may elect on an annual basis to receive all or a portion of their annual bonus, or retainer and fees, respectively, in DSUs. In addition, the Board may grant discretionary DSUs to executives. A specified component of non-employee
directors’ compensation must be received in DSUs. A DSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the implied market value calculated as the number of DSUs multiplied by the weighted average price per share on the TSX for the five trading days immediately preceding the grant.
Additional Enerflex DSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.
DSUs may be granted to eligible participants on an annual basis and will vest upon being credited to the executive or non-employee
director’s account. Participants are not able to cash in their DSUs until they are no longer employed by or cease to be directors of Enerflex. The Company satisfies its payment obligation through cash payments to the participant.
DSUs represent an indexed liability of the Company relative to the Company’s share price. For the year ended December 31, 2022, the value of directors’ compensation and executive bonuses elected to be received in DSUs totalled $2.2 million (December 31, 2021 – $2.1 million). The Company paid $0.6 million for the year ended December 31, 2022 representing units vested in the year (December 31, 2021 –
nil
).

	Number of DSUs	Weighted average grant date fair value per unit

DSUs outstanding, January 1, 2022	1,406,170	$10.51

Granted	307,037	7.12

In lieu of dividends	20,806	6.86

Vested	(108,500)	5.45

DSUs outstanding, December 31, 2022	1,625,513	$10.16
The carrying amount of the liability relating to DSUs as at December 31, 2022 included in current liabilities was $3.4 million (December 31, 2021 – nil) and in other long-term liabilities was $10.5 million (December 31, 2021 – $10.8 million).

(d)	Phantom Share Entitlement Plan
The Company utilizes a PSE plan for key employees of affiliates located in Australia and the UAE, for whom the Company’s Stock Option Plan would have negative personal taxation consequences.
The exercise price of each PSE equals the average of the market price of the Company’s shares on the TSX for the five days preceding the date of the grant. The PSEs vest at a rate of one-fifth
on each of the first five anniversaries of the date of the grant and expire on the seventh anniversary. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

Enerflex Ltd. | 2022 Annual Report	F-45

In 2022, no PSEs were granted to employees (December 31, 2021 – 24,715). The intrinsic value of the vested awards at December 31, 2022 was $0.8 million (December 31, 2021 – $0.9 million).

	Number of PSEs	Weighted average grant date fair value per unit

PSEs outstanding, January 1, 2022	222,920	$12.15

Expired	(22,669)	11.69

PSEs outstanding, December 31, 2022	200,251	$12.21
The carrying amount of the liability relating to the PSEs as at December 31, 2022 included in current liabilities was $0.3 million (December 31, 2021 – $0.2 million) and in other long-term liabilities was $0.1 million (December 31, 2021 – $0.1 million).

(e)	Performance Share Units
The Company offers a PSU plan for executive officers of the Company. A PSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested PSUs multiplied by the weighted average price per share on the TSX during the last five trading days immediately preceding the grant. Vesting is based on the achievement of performance measures and objectives specified by the Board of Directors. The Board of Directors assess performance to determine the vesting percentage, which can range from zero percent to 200 percent. Within 14 days after the determination of the vesting percentage, the holder will be paid for the vested PSUs either in cash or in shares of the Company acquired on the open market on behalf of the holder, at the discretion of the Company.
Additional Enerflex PSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.
The Company paid $2.2 million for the year ended December 31, 2022 representing units vested in the year (December 31, 2021 – $1.0 million).

	Number of PSUs	Weighted average grant date fair value per unit

PSUs outstanding, January 1, 2022	1,308,416	$9.02

Granted	634,382	6.29

In lieu of dividends	17,835	6.93

Vested	(318,887)	6.10

PSUs outstanding, December 31, 2022	1,641,746	$8.51
The carrying amount of the liability relating to PSUs as at December 31, 2022 included in current liabilities was $4.0 million (December 31, 2021 – $2.0 million) and in other long-term liabilities was $2.5 million (December 31, 2021 – $2.6 million).

(f)	Restricted Share Units
The Company offers a RSU plan to executive officers and other key employees of the Company or its related entities. RSUs may be granted at the discretion of the Board. An RSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested RSUs multiplied by the weighted average price per share on the TSX during the last five trading days immediately preceding the vesting date. Unless otherwise determined by the Board, RSUs vest at a rate of one-third
on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested RSUs. Executive officers receive payment in the form of Company shares acquired on the open market, and other key employees receive either cash or Company shares, at the discretion of the Company.
Additional Enerflex RSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.
In 2022, the Board granted 995,336 RSUs to executive officers and other key employees of the Company (2021 – 472,819). In connection with the Transaction, Enerflex replaced the Exterran cash-settled share-based with 572,260 units RSU’s to executive officers and other key employees. The Company paid $2.4 million for units vested during the year ended December 31, 2022 (December 31, 2021 – $2.3 million).

F-46	Notes to the Consolidated Financial Statements | 2022 Annual Report

	Number of RSUs	Weighted average grant date fair value per unit

RSUs outstanding, January 1, 2022	896,474	$7.62

Granted	995,336	6.29

Acquisition (Note 7)	572,260	6.29

In lieu of dividends	11,344	6.98

Vested	(394,537)	6.15

Forfeited	(79,044)	6.73

RSUs outstanding, December 31, 2022	2,001,833	$6.90
The carrying amount of the liability included in current liabilities relating to RSUs at December 31, 2022 was $4.3 million (December 31, 2021 – $1.3 million) and in other long-term liabilities was $0.7 million (December 31, 2021 – nil).

(g)	Cash Performance Target Plan
The Company offers a CPT plan to certain
non-executive,
U.S.-based employees of the Company or its related entities. The plan is denominated in U.S. dollars and may be granted at the discretion of the Board. Although the liability associated with the CPT plan follows Enerflex’s share performance, no actual shares or securities are issued under the plan. The cash payment fluctuates based on the percentage of appreciation or depreciation in the share price over the life of the award, which is calculated using the last five days immediately preceding the vesting date. The cash grants are held for three years, and vest at a rate of one-third
on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested cash grants, at the discretion of the Company.
During 2022, the Board of Directors distributed $3.1 million of CPT cash grants (2021 – $2.2 million). The Company paid $1.6 million for the year ended December 31, 2022, representing units vested in the year (December 31, 2021 – $1.5 million). The weighted average grant fair value per unit was $6.29 (December 31, 2021 – $7.85), using the average share price over the five days preceding the grant date.
The carrying amount of the liability included in current liabilities relating to CPT plan at December 31, 2022 was $1.4 million (December 31, 2021 – $0.8 million).

(h)	Employee Share Purchase Plan
The Company offers an employee share purchase plan whereby employees who meet the eligibility criteria can purchase shares by way of payroll deductions. There is a Company match of up to $1,000 per employee per annum based on contributions by the Company of $1 for every $3 contributed by the employee. Company contributions vest to the employee immediately. Company contributions are charged to SG&A when paid. This plan is administered by a third party.
NOTE 26. RETIREMENT BENEFITS PLAN
The Company sponsors arrangements for substantially all of its employees through defined contribution plans in Canada, UK, Asia, and Australia, and a 401(k) matched savings plan in the United States. In the case of the defined contribution plans, regular contributions are made to the employees’ individual accounts, which are administered by a plan trustee, in accordance with the plan document. Both in the case of the defined contribution plans and the 401(k) matched savings plan, the pension expenses recorded in earnings are the amounts of actual contributions the Company is required to make in accordance with the terms of the plans.

Years ended December 31,	2022	2021

Defined contribution plans	$5,169	$4,567

401(k) matched savings plan	4,110	3,025

Net pension expense	$9,279	$7,592

Enerflex Ltd. | 2022 Annual Report	F-47

NOTE 27. FINANCE COSTS AND INCOME

Years ended December 31,	2022	2021

Finance Costs

Short and long-term borrowings 1	$46,009	$17,252

Interest on lease liability	3,398	3,029

Total finance costs	$49,407	$20,281

Finance Income

Interest income	$10,484	$3,286

Net finance costs	$38,923	$16,995
1
Finance costs on short and long-term borrowings primarily relate to interest on the Company’s newly issued Notes, Term Loan and Revolving Credit Facility. Refer to Note 19 for more information on interest rates on the Notes, Term Loan and Revolving Credit Facility.
NOTE 28. RECONCILIATION OF EARNINGS PER SHARE CALCULATIONS

Year ended December 31, 2022	Net loss	Weighted average shares outstanding	Per share

Basic	$(100,943)	97,045,917	$(1.04)

Dilutive effect of stock option conversion	-	-	-

Diluted	$(100,943)	97,045,917	$(1.04)

Year ended December 31, 2021	Net loss	Weighted average shares outstanding	Per share

Basic	$(18,455)	89,678,845	$(0.21)

Dilutive effect of stock option conversion	-	-	-

Diluted	$(18,455)	89,678,845	$(0.21)

F-48	Notes to the Consolidated Financial Statements | 2022 Annual Report

NOTE 29. FINANCIAL INSTRUMENTS
Designation and Valuation of Financial Instruments
The Company has designated its financial instruments as follows:

December 31, 2022	Carrying value	Estimated fair value

Financial Assets

Cash and cash equivalents	$253,776	$253,776

Derivative instruments in designated hedge accounting relationships	901	901

Loans and receivables:

Accounts receivable	456,578	456,578

Preferred shares receivable	27,954	28,702

Financial Liabilities

Derivative instruments in designated hedge accounting relationships	977	977

Other financial liabilities:

Accounts payable and accrued liabilities	627,149	627,149

Long-term debt – Revolving Credit Facility	459,202	459,202

Long-term debt – Term Loan	203,160	203,160

Long-term debt – Notes	846,500	869,288

Other long-term liabilities	21,757	21,757

December 31, 2021	Carrying value	Estimated fair value

Financial Assets

Cash and cash equivalents	$172,758	$172,758

Derivative instruments in designated hedge accounting relationships	294	294

Loans and receivables:

Accounts receivable	212,206	212,206

Preferred shares receivables	24,172	27,471

Financial Liabilities

Derivative instruments in designated hedge accounting relationships	180	180

Other financial liabilities:

Accounts payable and accrued liabilities	240,747	240,747

Long-term debt – Bank Facility	30,522	30,522

Long-term debt – Asset-Based Facility	37,411	37,411

Long-term debt – Notes	266,865	280,295

Other long-term liabilities	15,785	15,785
Fair Values of Financial Assets and Liabilities
The following table presents information about the Company’s financial assets and financial liabilities measured at fair value on a recurring basis as at December 31, 2022 and indicates the fair value hierarchy of the valuation techniques used to determine such fair value. During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements.

Enerflex Ltd. | 2022 Annual Report	F-49

Fair values are determined using inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Fair values determined using inputs including forward market rates and credit spreads that are readily observable and reliable, or for which unobservable inputs are determined not to be significant to the fair value, are categorized as Level 2. If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm’s-length
market transactions, and comparisons to the current fair value of similar instruments. Where this is not feasible, inputs such as liquidity risk, credit risk, and volatility are used.

	Carrying value	Fair Value
		Level 1	Level 2	Level 3

Financial Assets

Derivative financial instruments	$901	$-	$901	$-

Preferred shares receivable	$27,954	$-	$28,702	$-

Financial Liabilities

Derivative financial instruments	$977	$-	$977	$-

Long-term debt – Notes	$846,500	$-	$869,288	$-
Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and other liabilities are reported at amounts approximating their fair values on the consolidated statement of financial position. The fair values approximate the carrying values for these instruments due to their short-term nature.
The fair value of derivative financial instruments is measured using the discounted value of the difference between the contract’s value at maturity based on the contracted foreign exchange rate and the contract’s value at maturity based on prevailing exchange rates. The financial institution’s credit risk is also taken into consideration in determining fair value.
Long-term debt associated with the Company’s Notes is recorded at amortized cost using the effective interest rate method. Transaction costs associated with the debt were deducted from the debt and are being recognized using the effective interest rate method over the life of the related debt. The fair value of these Notes, determined on a discounted cash flow basis using a weighted average discount rate of
9.0 percent, was $869.3 million at December 31, 2022.
Preferred Shares
The Company holds preferred shares that were initially recorded at fair value and subsequently measured at amortized cost and recognized as long-term receivables in Other assets. The carrying value and estimated fair value of the preferred shares at December 31, 2022 was $
28.0 million and $28.7 million, respectively (December 31, 2021 – $24.2 million and $27.5 million, respectively).
Derivative Financial Instruments and Hedge Accounting
Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at December 31, 2022:

		Notional amount	Maturity

Canadian Dollar Denominated Contracts

Purchase contracts	USD	$29,182	January 2023 – November 2023

Sales contracts	USD	(26,180)	January 2023 – November 2023

Purchase contracts	EUR	3,568	January 2023 – March 2023

Sales contracts	EUR	(2,453)	March 2023

F-50	Notes to the Consolidated Financial Statements | 2022 Annual Report

Management estimates that a loss of $0.1 million
would be realized if the contracts were terminated on December 31, 2022. Certain of these forward contracts are designated as cash flow hedges and accordingly, a gain of $0.4 million has been included in other comprehensive income for the year ended December 31, 2022 (December 31, 2021 – gain of $0.2 million). These gains are not expected to affect net earnings as the gains will be reclassified to net earnings and will offset losses recorded on the underlying hedged items, namely foreign currency denominated accounts payable and accounts receivable. The amount removed from other comprehensive income during the year and included in the carrying amount of the hedged items for the year ended December 31, 2022, was a loss of $0.4 million (December 31, 2021 – loss of $0.2 million).
All hedging relationships are formally documented, including the risk management objective and strategy. On an on-going
basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.
Risks Arising from Financial Instruments and Risk Management
In the normal course of business, the Company is exposed to financial risks that may potentially impact its operating results in any or all of its business segments. The Company employs risk management strategies with a view to mitigating these risks on a cost-effective basis. Derivative financial agreements are used to manage exposure to fluctuations in exchange rates and interest rates. The Company does not enter into derivative financial agreements for speculative purposes.
Foreign Currency Translation Exposure
In the normal course of operations, the Company is exposed to movements in the U.S. dollar, the Australian dollar, and the Brazilian real. In addition, Enerflex has significant international exposure through export from its Canadian operations, as well as a number of foreign subsidiaries, the most significant of which are located in the United States, Argentina, Brazil, Colombia, Mexico, Bahrain, Oman, the UAE, and Australia.
The types of foreign exchange risk and the Company’s related risk management strategies are as follows:
Transaction Exposure
The Canadian operations of the Company source the majority of its products and major components from the United States. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the Canadian dollar. The Company also sells compression and processing packages in foreign currencies, primarily the U.S. dollar. Most of Enerflex’s international orders are manufactured in the United States if the contract is denominated in U.S. dollars. This minimizes the Company’s foreign currency exposure on these contracts.
The Company identifies and hedges all significant transactional currency risks. The Company has implemented a hedging policy, applicable primarily to the Canadian domiciled business units, with the objective of securing the margins earned on awarded contracts denominated in currencies other than Canadian dollars. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract.
Translation Exposure
The Company’s earnings from and net investment in foreign subsidiaries are exposed to fluctuations in exchange rates. The Company is also exposed to the translation risk of monetary items in their local currency to their functional currency. The currencies with the most significant impact are the U.S. dollar, Australian dollar, Brazilian real, and Argentine peso. Enerflex currently uses U.S. dollar denominated borrowings to hedge against a portion of the foreign exchange exposure that arises from U.S. foreign subsidiaries as a net investment hedge. As a result, exchange gains and losses on the translation of US$615.8 million in designated foreign currency borrowings are included in accumulated other comprehensive income for the year ended December 31, 2022.
With the ongoing devaluation of the Argentine peso, caused by high inflation, the Company is at risk for significant foreign exchange losses. The Company has implemented risk-mitigating strategies to minimize future exposure to this currency devaluation.

Enerflex Ltd. | 2022 Annual Report	F-51

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars using the exchange rates in effect at the reporting dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in earnings when there has been a reduction in the net investment in the foreign operations.
Earnings from foreign operations are translated into Canadian dollars each period at average exchange rates for the period. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net earnings. The following table shows the effect of a five percent weakening of the Canadian dollar against the U.S. dollar, Australian dollar, and Brazilian real on net earnings before tax for the year ended December 31, 2022, all else being equal. A five percent strengthening of the Canadian dollar would have an equal and opposite effect. This sensitivity analysis is provided as an indicative range in a volatile currency environment.

Canadian dollar weakens by five percent	USD	AUD	BRL

Earnings from foreign operations

Earnings before income taxes	$4,024	$ (113)	$216
Sensitivity Analysis
The following sensitivity analysis is intended to illustrate the sensitivity to changes in foreign exchange rates on the Company’s financial instruments and show the impact on net earnings and other comprehensive income. Financial instruments affected by currency risk include cash and cash equivalents, accounts receivable, accounts payable, and derivative financial instruments. The following table shows the Company’s sensitivity to a five percent weakening of the Canadian dollar against the U.S. dollar, Australian dollar, and Brazilian real. A five percent strengthening of the Canadian dollar would have an equal and opposite effect. This sensitivity analysis relates to the position as at December 31, 2022 and for the year then ended.

Canadian dollar weakens by five percent	USD	AUD	BRL

Financial instruments held in foreign operations

Other comprehensive income	$17,625	$634	$342

Financial instruments held in Canadian operations

Earnings before income taxes	$(23,450)	$-	$-
The movement in net earnings before tax in Canadian operations is a result of a change in the fair values of financial instruments. The majority of these financial instruments are hedged.
Interest Rate Risk
The Company’s liabilities include long-term debt that is subject to fluctuations in interest rates. The Company’s Notes outstanding at December 31, 2022 has a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company’s Revolving Credit Facility and Term Loan are subject to changes in market interest rates.
For each one percent change in the rate of interest on the Revolving Credit Facility and Term Loan, the change in annual interest expense would be $4.6 million. All interest charges are recorded on the annual consolidated statements of earnings as finance costs.
Credit Risk
Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts receivable, net investment in finance lease, and derivative financial instruments.
The Company has accounts receivable from clients engaged in various industries. These specific industries may be affected by economic factors that may impact accounts receivable. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Credit is extended based on an evaluation of the customer’s financial condition and, generally, advance payment is not required. Outstanding customer receivables are regularly monitored and an allowance for doubtful accounts is established based expected credit losses.

F-52	Notes to the Consolidated Financial Statements | 2022 Annual Report

The Company evaluates the concentration of risk at December 31, 2022 with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets. At December 31, 2022 and 2021, the Company had no individual customers that accounted for more than 10 percent of its revenue or accounts receivable. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this note. The Company does not hold collateral as security.
The credit risk associated with the net investment in finance leases arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into finance lease transactions only in select circumstances. Close contact is maintained with the customer over the duration of the lease to ensure visibility to issues as and if they arise.
The credit risk associated with derivative financial instruments arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into derivative transactions only with highly-rated financial institutions.
Liquidity Risk
Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Revolving Credit Facility for future drawings to meet the Company’s future growth targets. As at December 31, 2022, the Company held cash and cash equivalents of $253.8 million and had drawn $662.4 million against the Revolving Credit Facility and Term Loan, leaving it with access to $313.8 million for future drawings. The Company continues to meet the covenant requirements of its funded debt, including the Revolving Credit Facility, Term Loan and Notes, with a senior secured net funded debt to EBITDA ratio of 1.1:1, compared to a maximum ratio of 2.5:1, and a net funded debt to EBITDA

(“bank-adjusted net debt to EBITDA”)
 ratio of 3.3:1, compared to a maximum ratio of 4.5:1. The Company also finished the year with an interest coverage ratio of 4.4:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.
A liquidity analysis of the Company’s financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company’s financial liabilities, as at December 31, 2022:

	Less than 3 months	3 months to 1 year	Greater than 1 year	Total

Derivative financial instruments

Foreign currency forward contracts	$712	$265	$-	$977

Accounts payable and accrued liabilities	627,149	-	-	627,149

Long-term debt – Revolving Credit Facility	-	-	459,202	459,202

Long-term debt – Term Loan	-	27,088	176,072	203,160

Long-term debt – Notes	-	-	846,500	846,500

Other long-term liabilities	-	-	21,757	21,757
The Company expects that cash flows from operations in 2023, together with cash and cash equivalents on hand, the Revolving Credit Facility and the Term Loan, will be more than sufficient to fund its requirements for investments in working capital and capital assets.
NOTE 30. CAPITAL DISCLOSURES
The capital structure of the Company consists of shareholders’ equity plus net debt. The Company manages its capital to ensure that entities in the Company will be able to continue to grow while maximizing the return to shareholders through the optimization of the debt and equity balances. The Company adjusts its capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new Company shares, or access debt markets.
The Company formally reviews the capital structure on an annual basis and monitors it on an on-going
basis. As part of this review, the cost of capital and the risks associated with each class of capital are considered. The Company uses the following measure to monitor its capital structure:
Net Debt to EBITDA Ratio
Net debt to EBITDA is defined as short and long-term debt less cash and cash equivalents at the end of the period, divided by annualized EBITDA. At December 31, 2022, the net debt to EBITDA ratio was:

Enerflex Ltd. | 2022 Annual Report	F-53

Years ended December 31,	2022	2021

Long-term debt	$1,390,325	$331,422

Cash and cash equivalents	(253,776)	(172,758)

Net debt	$1,136,549	$158,664

Earnings before finance costs and income taxes	$(40,810)	$55,097

Depreciation and amortization	128,287	87,622

EBITDA	$87,477	$142,719

Net debt to EBITDA ratio	12.99:1	1.11:1
The net debt to EBITDA ratio, as defined above is not equivalent to the senior secured net funded debt to EBITDA or the bank-adjusted net debt to EBITDA ratio as defined by the Company’s lenders. The bank-adjusted net debt to EBITDA ratio at December 31, 2022 was 3.3:1. As at December 31, 2022, the Company was in compliance with its covenants.
NOTE 31. SUPPLEMENTAL CASH FLOW INFORMATION

Years ended December 31,	2022	2021

Net change in working capital and other 1

Accounts receivable	$(56,861)	$1,169

Contract assets	(45,169)	(16,038)

Inventories	(78,697)	39,564

Work-in-progress related to finance leases	(5,817)	(36,169)

Finance leases receivable	(81,049)	(39,084)

Income taxes receivable	3,097	19,986

Prepayments	(35,198)	(4,806)

Accounts payable and accrued liabilities and provisions 2	77,875	50,510

Income taxes payable	(11,042)	4,931

Deferred revenue	179,497	49,205

Foreign currency and other	(17,954)	13,669

	$(71,318)	$82,937
1
The net change in working capital and other excludes the impact of assets acquired and liabilities assumed as a part of the Exterran Transaction.
2
The change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.
Cash interest and taxes paid and received during the period:

Years ended December 31,	2022	2021

Interest paid – short- and long-term borrowings	$29,640	$17,315

Interest paid – lease liabilities	3,398	3,029

Total interest paid	$33,038	$20,344

Interest received	1,269	454

Taxes paid	27,813	13,725

Taxes received	5,399	23,137

F-54	Notes to the Consolidated Financial Statements | 2022 Annual Report

Changes in liabilities arising from financing activities during the period:

Years ended December 31,	2022	2021

Long-term debt, opening balance	$331,422	$389,712

Debt assumed on Acquisition (Note 7)	1,022,112	-

Changes from financing cash flows	90,973	(56,975)

The effect of changes in foreign exchange rates	(4,099)	(406)

Amortization of deferred transaction costs	4,046	1,186

Accretion of Notes discount	2,070	-

Debt transaction costs	(56,199)	(2,095)

Long-term debt, closing balance	$1,390,325	$331,422
NOTE 32. GUARANTEES, COMMITMENTS, AND CONTINGENCIES
At December 31, 2022, the Company had outstanding letters of credit of $175.1 million (December 31, 2021 - $42.1 million).
The Company has purchase obligations over the next three years as follows:

2023	$775,339

2024	19,306

2025	1,005
Legal Proceedings
Upon closing of the Transaction, Enerflex assumed a legal dispute from Exterran. On January 31, 2022 the Local Labor Board of the State of Tabasco in Mexico (the “Labor Board”) awarded a former employee MXN$
2
,
151.7
 million (CAD$
149.2 million) in connection with a dispute relating to the employee’s severance pay following termination of their employment. On February 24, 2022 this decision was served on Exterran. In March 2015, this employee was terminated and was paid the undisputed portion of their severance pay, as determined by a local labor board. From March 2015 to the present, the former employee has challenged various aspects of the severance payment through court proceedings. The Company has prevailed in these earlier processes and certain facts of the dispute were established by court rulings, including the fact that the employee’s salary was approximately MXN$3,500 per day (US$170 per day at the prevailing exchange rate).
We believe the order of the Labor Board is in error and has no credible basis in law or fact. For instance, in 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million (approximately US$70,000 at the prevailing exchange rate) as severance based on an appellate court’s determination based on Company records that the employee’s salary was approximately MXN$3,500 per day. However, the Labor Board’s February 2022 order increased the amount the employee is owed to approximately US$120 million, an increase of over 170,000 percent, ignoring the actual salary that had been established and using approximately US$21,000 per day, an increase of over 12,000 percent and an amount the former employee never actually received while working for Exterran’s subsidiary. Effectively, the Labor Board awarded the employee approximately 1,900 years of severance based on the correct wage rate.
Exterran appealed the decision, and the appeal is pending before the First Collegiate Court of the Tenth Circuit in Labor Matters, in Villahermosa, Tabasco. Among other errors that are the subject of the appeal is the Labor Board’s (a) violation of principles of res judicata
by disregarding prior court decisions establishing that the former employee’s salary was roughly MXN$3,500 per day (US$170 per day at the prevailing exchange rate), (b) ignoring the applicable one-year
statute of limitations in these types of matters, and (c) award of salary differences that were never part of the former employee’s original or subsequent claims.
The Company is pursuing all available avenues to preserve its rights, including potentially asserting claims against the Mexican government should the First Collegiate Court of the Tenth Circuit in Labor Matters fail to reverse the Labor Board’s order.

Enerflex Ltd. | 2022 Annual Report	F-55

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.
NOTE 33. RELATED PARTY TRANSACTIONS

(a)	Key Management Compensation
Key management includes members of the Board and executive management. Remuneration of directors and executive management is determined by the Board having consideration of overall performance of individuals and market trends. Information on key management compensation is shown below:

Years ended December 31,	2022	2021

Salaries, Director fees and other short-term benefits	$6,350	$5,711

Post-employment compensation 1	721	580

Share-based payments	8,315	6,979
1
Post-employment compensation represent the present value of future pension benefits earned during the year.
(b) Other Related Party Transactions
Enerflex transacts with certain related parties in the normal course of business. Related parties include the Company’s 45 percent equity investment in Roska DBO and the Company’s 65 percent interest in a joint venture in Brazil.
All transactions occurring with related parties were in the normal course of business operations under the same terms and conditions as transactions with unrelated companies. A summary of the financial statement impacts of all transactions with all related parties is as follows:

Years ended December 31,	2022	2021

Associate – Roska DBO

Revenue	$1,755	$352

Purchases	4	-

Accounts receivable	22	128
All related party transactions are settled in cash.
NOTE 34. SEASONALITY
The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, Enerflex’s Engineered Systems product line has experienced higher revenues in the fourth quarter of each year while Energy Infrastructure and After-Market Services product line revenues have been stable throughout the year. Energy Infrastructure revenues are also impacted by both the Company’s and its customers’ capital investment decisions. The USA, LATAM and EH segments are not significantly impacted by seasonal variations. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

F-56	Notes to the Consolidated Financial Statements | 2022 Annual Report

NOTE 35. SEGMENTED INFORMATION
During the fourth quarter of 2022, the Company
re-assessed
its operating and reporting segments. Prior to this assessment, the Company’s operating and reporting segments were one and the same, with those segments being Canada, USA, and ROW. With the completion of the Exterran acquisition Management noted a change in how the CODM views the organization. On this basis, four operating segments have been identified with no change in the Canada and USA segments, while ROW has been bifurcated into LATAM and EH. For external reporting purposes, Enerflex’s reportable segments are as follows:

•	North America – comprised of operations in Canada and the USA;

•	Latin America – comprised of operations in Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico and Peru; and

•	Eastern Hemisphere – comprised of operations in the Middle East, Africa, Europe and Asia Pacific.
Each of the reporting segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reportable operating segments, the Company considered economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations factored into the decision to combine Canada and USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis.
Goodwill that was previously allocated to the ROW segment was distributed between the LATAM and EH segments on a basis of a relative fair value allocation. The fair value allocation was determined based on the value-in-use
for LATAM and EH stand-alone segments and applying that percentage to the goodwill held in ROW.
For the year ended December 31, 2022, the Company had no individual customers which accounted for more than 10 percent of its revenue (December 31, 2021 - none).
The following summary describes the operations of each of the Company’s reportable segments:

•
NAM generates revenue from manufacturing natural gas infrastructure under contract, refrigeration, processing, and electric power equipment, including custom and standard compression packages and modular natural gas processing equipment, refrigeration systems and water treatment services, in addition to generating revenue from mechanical services and parts, and maintenance solutions, and operating our compression assets under contract for oil and gas and midstream customers;

•
LATAM generates revenue from operating our Energy Infrastructure assets under take or pay contracts, providing after-market services, including parts and components, as well as operations, maintenance, and overhaul services; and

•
EH generates revenue by operating our Energy Infrastructure assets under take or pay contracts, manufacturing (focusing on large-scale process equipment), after-market services, including parts and components, as well as operations, maintenance, and overhaul services, and rentals of compression and processing equipment.

The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies.

Enerflex Ltd. | 2022 Annual Report	F-57

The following tables provide certain financial information by geographic area.
Revenues and Operating Income

Years ended December 31,	NAM		LATAM		EH		Total
	2022	2021	2022	2021	2022	2021	2022	2021

Segment revenue	$1,303,885	$680,062	$221,628	$106,160	$349,247	$203,585	$1,874,760	$989,807

Intersegment revenue	(93,778)	(29,463)	(434)	(95)	(2,750)	(93)	(96,962)	(29,651)

Revenue	$1,210,107	$650,599	$221,194	$106,065	$346,497	$203,492	$1,777,798	$960,156

Revenue – Energy Infrastructure	141,900	103,096	129,723	66,069	109,464	109,488	381,087	278,653

Revenue – After-Market Services	298,333	215,876	38,057	24,158	107,270	87,342	443,660	327,376

Revenue – Engineered Systems	769,874	331,627	53,414	15,838	129,763	6,662	953,051	354,127

Operating income (loss) 1	$14,769	$18,041	$(14,654)	$6,575	$2,157	$29,675	$2,272	$54,291
1
The company did not receive any government grants during the twelve months ended December 31, 2022 (December 31, 2021 – $16.4 million). Government grants are recorded in COGS and SG&A within the interim condensed consolidated statements of earnings in accordance with where the associated expenses were recognized.
Segment Assets

	NAM		LATAM		EH		Total

As at December 31,	2022	2021	2022	2021	2022	2021	2022	2021

Segment assets	$1,638,195	$1,547,005	$838,063	$214,340	$831,652	$440,629	$3,307,910	$2,201,974

Goodwill 1	224,992	242,804	89,264	85,622	365,121	237,844	679,377	566,270

Corporate	-	-	-	-	-	-	282,302	(576,802)

Total segment assets	$1,863,187	$1,789,809	$927,327	$299,962	$1,196,773	$678,473	$4,269,589	$2,191,442
1
The total amount of goodwill in the Canada operating segment is $40.4 million and, in the USA
,
operating segment is $184.6 million.

F-58	Notes to the Consolidated Financial Statements | 2022 Annual Report

NOTE 36. SUBSEQUENT EVENTS
Subsequent to December 31, 2022, Enerflex declared a quarterly dividend of $0.025 per share, payable on April 6, 2023, to shareholders of record on March 16, 2023. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Enerflex Ltd. | 2022 Annual Report	F-59